PROSPECTUS

                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-39728

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                 -------------

    Silicon Valley Bancshares is selling all of the shares.

    The shares are quoted on the Nasdaq National Market under the symbol "SIVB." On August 1, 2000, the last sale price of the shares as reported on the Nasdaq National Market was $42 3/16 per share.

    INVESTING IN THE COMMON STOCK INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

                                ----------------

                                                        PER SHARE               TOTAL
                                                        ---------               -----
Public offering price.................................  $42.1875             $84,375,000

Underwriting discount.................................     $2.43              $4,860,000

Proceeds, before expenses, to Silicon Valley
  Bancshares..........................................  $39.7575             $79,515,000

    The underwriters may also purchase up to an additional 300,000 shares from Silicon Valley Bancshares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about August 7, 2000.

                               ------------------

MERRILL LYNCH & CO.

                             DAIN RAUSCHER WESSELS

                                                    DONALDSON, LUFKIN & JENRETTE
                                  -----------

                 The date of this prospectus is August 1, 2000.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Prospectus Summary..........................................      1

Risk Factors................................................      8

Forward-Looking Statements..................................     12

Use of Proceeds.............................................     13

Price Range of Common Stock and Dividend Policy.............     14

Capitalization..............................................     15

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     16

Management..................................................     44

Underwriting................................................     47

Legal Matters...............................................     49

Experts.....................................................     49

Where You Can Find More Information About Us................     49

Incorporation of Information We File with the SEC...........     50

                              -------------------

    You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                               PROSPECTUS SUMMARY

    THIS SUMMARY MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS, INCLUDING THE FINANCIAL STATEMENTS AND RELATED NOTES AND OTHER FINANCIAL DATA INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. INVESTORS SHOULD CAREFULLY CONSIDER THE INFORMATION SET FORTH UNDER "RISK FACTORS." IN ADDITION, SOME STATEMENTS INCLUDE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. SEE "FORWARD-LOOKING STATEMENTS." UNLESS WE INDICATE OTHERWISE, ALL INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS DO NOT EXERCISE THEIR OVER-ALLOTMENT OPTION.

    OTHER THAN ON THE COVER PAGE, WHEN WE REFER TO "SILICON VALLEY BANCSHARES," OR "WE" OR SIMILAR WORDS, WE INTEND TO INCLUDE SILICON VALLEY BANCSHARES AND OUR SUBSIDIARIES COLLECTIVELY, INCLUDING SILICON VALLEY BANK. WHEN WE REFER TO "SILICON," WE ARE REFERRING ONLY TO SILICON VALLEY BANCSHARES.

    IN MARCH 2000, OUR BOARD OF DIRECTORS APPROVED A TWO-FOR-ONE STOCK SPLIT, IN THE FORM OF A STOCK DIVIDEND ON OUR COMMON STOCK. THE SETTLEMENT DATE FOR THIS STOCK DIVIDEND WAS MAY 15, 2000. UNLESS OTHERWISE INDICATED, ALL INFORMATION RELATING TO OUR COMMON STOCK, INCLUDING COMMON STOCK AND PER SHARE AMOUNTS, INCLUDED IN THIS PROSPECTUS REFLECT THIS STOCK SPLIT.

                           SILICON VALLEY BANCSHARES

    We provide innovative banking products and services to emerging growth and middle-market companies, focusing primarily on companies in the technology and life sciences industries that are backed by venture capital investors. A key component of our business strategy is to develop relationships with our clients at a very early stage, and to offer them banking products and services that meet their needs throughout their life cycle. We have cultivated strong relationships with venture capital firms, many of whom are our clients, which provide us with access to many potential banking clients.

    Our unique business strategy and focus has resulted in significant growth. Our banking operations have expanded from a single location in Santa Clara, California to a national network of 23 offices located in Arizona, California, Colorado, Georgia, Illinois, Massachusetts, Minnesota, North Carolina, Oregon, Pennsylvania, Texas, Virginia and Washington.

    Since December 31, 1995, our total assets and total deposits have increased at compound annual growth rates of 35.2% and 34.3%, respectively. As of March 31, 2000, we had $5.1 billion in total assets, $4.5 billion in total deposits and $400.7 million in stockholders' equity. In addition, off-balance sheet client funds have increased from $1.2 billion as of March 31, 1999 to $9.5 billion as of March 31, 2000.

TECHNOLOGY AND LIFE SCIENCES NICHE

    Our technology and life sciences niche serves primarily venture capital-backed companies within a variety of technology and life sciences industries and markets throughout the United States. Because these companies' primary source of funding is equity from venture capitalists, they generally keep large cash balances in their deposit accounts with us and often do not borrow large amounts under their credit facilities. Lending to this niche typically involves working capital lines of credit, equipment financing, asset acquisition loans, and bridge financing. Our technology and life sciences niche includes the following practices:

    - Our COMMUNICATIONS AND ON-LINE SERVICES practice serves companies in the networking, telecommunications and on-line services industries. The networking industry includes companies supplying the equipment and services that facilitate distributed enterprise networks such as local and wide area networks. The telecommunications industry encompasses the suppliers of equipment and services to companies and consumers for the transmission of voice, data and video. Companies included in the on-line services industry supply access, content, services, and support to individuals and businesses participating on the internet, or in other on-line activities.

    - Our COMPUTERS AND PERIPHERALS practice focuses on companies that are engaged in the support and manufacturing of computers, electronic components and related peripheral products. The specific markets these companies serve include personal computers, specialty computer systems, add-in boards, printers, storage devices, networking equipment, and contract manufacturing.

    - Our SEMICONDUCTORS practice serves companies involved in the design, manufacturing and marketing of integrated circuits. This includes companies involved in the manufacturing of semiconductor production equipment and semiconductors, testing and related services, electronic parts wholesaling, computer-aided design and computer-aided manufacturing.

    - Our SOFTWARE practice primarily serves companies that design integrated computer systems, provide computer programming services and develop and market commercial and industrial applications as well as prepackaged software.

    - Our LIFE SCIENCES practice serves companies in the biotechnology, medical devices and health care services industries. The biotechnology industry includes companies involved in research and development of therapeutics and diagnostics for the medical and pharmaceuticals industries. The medical devices industry encompasses companies involved in the design, manufacturing and distribution of surgical instruments and medical equipment. Companies included in the health care services industry deal with patients, either in a primary care or secondary care role.

    In addition to the industry-related practices discussed above, we provide commercial lending and other financial products and services to other clients associated with the technology and life sciences industries. Through our PACIFIC RIM practice, we serve U.S.-based technology and life sciences companies that receive equity funding from Asian or Asian-based venture capital sources. Through our VENTURE CAPITAL practice, we provide venture capital firms with financing and other specialized products and services. Lastly, through our EMERGING TECHNOLOGIES practice, we target non-venture-backed technology companies in northern California, with a primary focus on the software industry.

SPECIAL INDUSTRY NICHES

    We have always served a variety of commercial enterprises unrelated to our technology and life sciences niche. We serve these clients through several special industry niche practices. We continue to follow this strategy by identifying industries whose financial services needs we believe are underserved. The following is a brief summary of our special industry niche practices.

    - Our REAL ESTATE practice makes real estate construction and term loans whose primary source of repayment is cash flow or sales proceeds from real property collateral. We focus on construction loans for residential and commercial projects, and construction and mini-permanent loans on retail, industrial and office projects in northern California.

    - Our PREMIUM WINERIES practice focuses on wineries that produce select or exclusive vintages of up to 150,000 cases annually. Our lending in this niche consists of both short-term inventory loans and term loans related to vineyard acquisition and development, equipment financing and cooperage.

    - Our MEDIA PRACTICE focuses on acquisition, recapitalization and plant upgrade financings of less than $10 million for radio, television, outdoor advertising and cable television operators.

    In addition to serving the special industry niches listed above, we serve a broad array of industries in northern California through our DIVERSIFIED INDUSTRIES practice. This practice allows us to continue to evaluate potential niches by initially identifying and serving a few clients in related industries or markets.

SPECIALIZED PRODUCTS AND SERVICES

    We offer a variety of specialized lending products and other financial products and services to clients at various stages of development. These services allow us to begin serving companies in their start-up phases, and then gradually expand the services we provide as the companies grow.

    From the time companies receive their initial funding, we seek to serve their cash management needs. Initially, we provide investment services to assist our clients in managing their short-term investments. On behalf of clients, we purchase investment securities that include U.S. Treasury securities, U.S. agency securities, commercial paper, Eurodollar deposits, and bankers' acceptances. We also offer our clients access to private label mutual fund products as an alternative to our deposit products.

    In addition, our Internet site, eSource-TM-, provides our early stage clients with an on-line resource, providing access to various services that technology and life sciences entrepreneurs require. In eSource-TM- we have formed a broad national and global network of service providers in a variety of areas important to our clients, including financial and administrative services, office set-up services, human resources, staffing services, risk management services and industry specific research.

    As our clients conduct research and development and prepare for production, we offer equipment leasing services as well as vendor financing for many types of technology purchases, including software, hardware, maintenance and professional services. We structure these arrangements to suit the risk profile of the client in its particular stage of growth.

    Once our clients enter production, many experience rapid growth and consequently require banking products which augment their cash flow. We offer factoring services, which involves purchasing clients' accounts receivable at a discount, making operating funds immediately available to the clients, and then managing the collection of these receivables.

    As our clients mature, we may offer more advanced cash management products, providing services to help our customers manage cash collections and disbursements efficiently and cost effectively. These services include wholesale lockbox services, electronic information reporting and controlled disbursement services. In addition, we also provide real estate loans, typically to finance commercial real estate to be owned and operated by our clients.

    We also assist our many clients who do business internationally by providing foreign exchange, import and export letters of credit, documentary collections, and a number of other trade finance products and services. We have been granted delegated authority by the Export-Import Bank of the U.S. and the California Export Finance Office. This enables us to provide our clients with working capital loans guaranteed by the Export-Import Bank and California Export Finance Office to finance foreign receivables and inventory intended for export, as well as to provide purchase order financing.

    If our clients experience periods when their profit performance has been interrupted or where they need greater financial flexibility, we may assist them by providing asset-based credit facilities that involve frequent monitoring of the underlying collateral, which generally consists of accounts receivable, inventory and equipment.

    For clients in the more advanced stages of growth, we pursue opportunities in mezzanine lending and will provide private equity and debt placement services, high yield debt services and mergers and acquisitions advice. We also assist our clients through investment bank referrals for public offerings, equity research, sales and trading services, asset securitizations, and fixed income services.

    For clients in all stages of their growth cycle, we focus on serving the personal banking needs of senior executives and owners of our client companies. In addition, we serve the personal banking needs of partners and senior executives of venture capital firms and other professionals whose businesses are related to our niche practices.

EQUITY SECURITIES

    We have historically obtained rights to acquire stock, in the form of warrants, in certain clients as part of negotiated credit facilities. We also have made investments in venture capital funds as well as direct equity investments in companies from time to time. As of June 30, 2000, we held 1,082 warrants in 848 companies, and had made investments in 175 venture capital funds and direct equity investments in 40 companies.

RECENT DEVELOPMENTS

    We reported net income of $33.7 million, or $0.70 per diluted share, for the second quarter of 2000, compared with net income of $9.0 million, or $0.21 per diluted share, for the second quarter of 1999, an increase of $24.8 million, or $0.49 per diluted share. The annualized return on average assets was 2.7% in the second quarter of 2000 versus 0.9% in the second quarter of 1999. The annualized return on average equity for the second quarter of 2000 was 33.1%, compared to 16.0% for the second quarter of 1999. Our efficiency ratio was 47.2% in the second quarter of 2000, down from 52.9% in the second quarter of 1999.

    Total assets were $5.4 billion at June 30, 2000, an increase of $1.3 billion, or 32.1%, compared to $4.1 billion at June 30, 1999. Total deposits increased $1.1 billion, or 27.8%, to $4.8 billion at June 30, 2000, from $3.8 billion at June 30, 1999. Loans, net of unearned income, were $1.6 billion at June 30, 2000, relatively unchanged from the balance at June 30, 1999. Nonperforming loans totaled $26.9 million, or 1.7% of total loans, at June 30, 2000, compared to $47.4 million, of 3.0% of total loans, at June 30, 1999.

    The allowance for loan losses totaled $73.8 million, or 4.6% of total loans and 274.6% of nonperforming loans, at June 30, 2000, compared to $71.8 million, or 4.4% of total loans and 252.3% of nonperforming loans, at December 31, 1999. We incurred $10.2 million in net charge-offs during the second quarter of 2000. Gross charge-offs for the second quarter of 2000 totaled $11.3 million.

    For further information, please refer to our Current Report on Form 8-K dated July 24, 2000, which is incorporated by reference in this prospectus.

GENERAL

    Silicon is a bank holding company incorporated in Delaware. Our principal subsidiary, Silicon Valley Bank, is a California state-charted bank and a member of the Federal Reserve System and its deposits are insured by the Federal Deposit Insurance Corporation. Our principal offices are located at 3003 Tasman Drive, Santa Clara, California 95054 and our telephone number is
(408) 654-7400. Our World Wide Web site is WWW.SIVB.COM. The information on our website is not incorporated by reference in this prospectus and is not part of this prospectus.

                                  THE OFFERING

COMMON STOCK OFFERED BY SILICON...........  2,000,000 shares

SHARES OUTSTANDING AFTER
  THE OFFERING............................  48,136,175 shares

USE OF PROCEEDS...........................  We estimate that our net proceeds from this offering without exercise of the over-allotment option will be
                                            approximately $79.1 million. Silicon intends to retain
                                            approximately $25.0 million of the net proceeds of this
                                            offering and contribute the remaining $54.1 million to
                                            our subsidiary, Silicon Valley Bank. Silicon intends to
                                            use the proceeds it retains for investments in venture
                                            capital funds and direct equity investments in companies
                                            and for potential strategic investments or strategic
                                            initiatives. Silicon Valley Bank intends to use the
                                            remaining proceeds for general corporate purposes.

RISK FACTORS..............................  See "Risk Factors" beginning on page 8 and other information included or incorporated by reference in
                                            this prospectus for a discussion of factors you should
                                            consider carefully before deciding to invest in the
                                            common stock.

NASDAQ NATIONAL MARKET SYMBOL.............  SIVB

    The number of shares outstanding after the offering excludes 4,465,672 shares issuable upon the exercise of options at an average exercise price of $12.55 per share and 947,866 shares reserved for issuance under our stock options plans. This number assumes that the underwriters' over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 300,000 shares.

                  SUMMARY SELECTED CONSOLIDATED FINANCIAL DATA

    The following summary presents our selected consolidated financial data as of, and for the years ended, December 31, 1999, 1998, 1997, 1996 and 1995. That financial data has been derived from our audited consolidated financial statements. The following summary also presents our selected consolidated financial data as of, and for the three months ended, March 31, 2000 and 1999. That financial data has been derived from our unaudited consolidated quarterly financial statements which, in our opinion, include all adjustments (consisting of only normal, recurring adjustments) considered necessary for a fair presentation. The summary selected consolidated financial data should be read in conjunction with our consolidated financial statements and the related notes which have been incorporated by reference in this prospectus. The summary selected consolidated financial data for the three months ended March 31, 2000 is not necessarily indicative of our operating results for the entire year.

                               AS OF AND FOR THE
                              THREE MONTHS ENDED
                                   MARCH 31,                    AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                            -----------------------   --------------------------------------------------------------
                               2000         1999         1999         1998         1997         1996         1995
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
                                  (UNAUDITED)          (DOLLARS AND NUMBERS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
INCOME STATEMENT SUMMARY:
Net interest income.......  $   71,500   $   41,402   $  205,439   $  146,615   $  110,824   $   87,275   $   73,952
Provision for loan
  losses..................      12,572        7,968       52,407       37,159       10,067       10,426        8,737
Noninterest income........      81,134        5,252       58,855       23,162       13,265       11,609       12,565
Noninterest expense.......      47,519       25,537      125,659       83,645       66,301       52,682       47,925
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income before taxes.......      92,543       13,149       86,228       48,973       47,721       35,776       29,855
Income tax expense........      37,888        5,313       34,030       20,117       20,043       14,310       11,702
                            ----------   ----------   ----------   ----------   ----------   ----------   ----------
Net income................  $   54,655   $    7,836   $   52,198   $   28,856   $   27,678   $   21,466   $   18,153
                            ==========   ==========   ==========   ==========   ==========   ==========   ==========
COMMON SHARE SUMMARY:
Diluted earnings per
  share...................  $     1.15   $     0.19   $     1.23   $     0.69   $     0.68   $     0.55   $     0.50
Book value per share......        8.71         5.37         8.23         5.21         4.37         3.63         2.93
Weighted average diluted
  shares outstanding......      47,528       41,616       42,518       41,846       40,676       38,764       36,576
PERIOD-END BALANCE SHEET
  SUMMARY:
Assets....................  $5,064,525   $3,938,569   $4,596,398   $3,545,452   $2,625,123   $1,924,544   $1,407,587
Loans, net of unearned
  income..................   1,631,442    1,614,335    1,623,005    1,611,921    1,174,645      863,492      738,405
Investment securities, at
  fair value..............   1,910,499    1,504,739    1,747,408    1,397,502    1,013,904      625,022      321,309
Noninterest-bearing
  deposits................   2,405,490      999,509    1,928,100      921,790      788,442      599,257      451,318
Total deposits............   4,515,851    3,654,287    4,109,405    3,269,753    2,432,407    1,774,304    1,290,060
Stockholders' equity......     400,684      223,273      368,850      215,865      174,481      135,400      104,974
OTHER DATA:
Off-balance sheet client
  funds...................  $9,498,906   $1,160,393   $5,666,278   $1,096,300          N/A          N/A          N/A
CAPITAL RATIOS:
Total risk-based capital
  ratio...................        16.2%        12.2%        15.5%        11.5%        11.5%        11.5%        11.9%
Tier 1 risk-based capital
  ratio...................        14.9%        11.0%        14.3%        10.3%        10.2%        10.2%        10.6%
Tier 1 leverage ratio.....         9.0%         7.2%         8.8%         7.6%         7.1%         7.7%         8.0%
Stockholders' equity to
  assets..................         7.9%         5.7%         8.0%         6.1%         6.6%         7.0%         7.5%

    The following summary presents our selected consolidated asset quality data and selected financial ratios as of, and for the years ended, December 31, 1999, 1998, 1997, 1996 and 1995. That data has been derived from our audited consolidated financial statements. The following summary also presents our selected consolidated asset quality data and selected financial ratios as of, and for the three months ended, March 31, 2000 and 1999. That data has been derived from our unaudited consolidated quarterly financial statements which, in our opinion, include all adjustments (consisting of only normal, recurring adjustments) considered necessary for a fair presentation. The summary selected consolidated asset quality data and selected financial ratios should be read in conjunction with our consolidated financial statements and the related notes which have been incorporated by reference in this prospectus. The summary selected consolidated financial asset quality data and selected financial ratios for the three months ended March 31, 2000 are not necessarily indicative of our operating results for the entire year.

                                         AS OF AND FOR THE
                                           THREE MONTHS
                                          ENDED MARCH 31,          AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                        -------------------   ----------------------------------------------------
                                          2000       1999       1999       1998       1997       1996       1995
                                        --------   --------   --------   --------   --------   --------   --------
                                            (UNAUDITED)                      (DOLLARS IN THOUSANDS)
SELECTED ASSET QUALITY DATA:
Loans past due 90 days or more and
  still accruing interest.............  $    --    $   740    $   911    $   441    $ 1,016    $ 8,556    $   906
Nonaccrual loans......................   28,789     50,993     27,552     19,444     24,476     14,581     27,867
                                        -------    -------    -------    -------    -------    -------    -------
Total nonperforming loans.............   28,789     51,733     28,463     19,885     25,492     23,137     28,773
Other real estate owned and other
  foreclosed assets...................       --      1,370         --      1,800      1,858      1,948      4,955
                                        -------    -------    -------    -------    -------    -------    -------
Total nonperforming assets............  $28,789    $53,103    $28,463    $21,685    $27,350    $25,085    $33,728
                                        =======    =======    =======    =======    =======    =======    =======
Allowance for loan losses.............  $72,900    $47,600    $71,800    $46,000    $37,700    $32,700    $29,700
                                        =======    =======    =======    =======    =======    =======    =======
SELECTED FINANCIAL RATIOS:
Return on average assets(1)...........      4.6%       0.9%       1.3%       1.0%       1.3%       1.4%       1.6%
Return on average stockholders'
  equity(1)...........................     55.7%      14.5%      21.9%      14.5%      18.2%      17.9%      19.8%
Efficiency ratio(2)...................     45.2%      54.6%      53.5%      53.6%      55.7%      55.9%      60.6%
Net interest margin(1)................      6.6%       5.0%       5.5%       5.2%       5.6%       6.1%       7.1%
Allowance for loan losses as a
  percentage of:
  total loans.........................      4.4%       2.9%       4.4%       2.8%       3.2%       3.8%       4.0%
  total nonperforming loans...........    253.2%      92.0%     252.3%     231.3%     147.9%     141.3%     103.2%
Nonperforming loans to total loans....      1.8%       3.2%       1.7%       1.2%       2.2%       2.7%       3.9%
Nonperforming assets to total
  assets..............................      0.6%       1.4%       0.6%       0.6%       1.0%       1.3%       2.4%
Net charge-offs (recoveries) to
  average loans(1)....................      2.9%       1.6%       1.7%       2.2%       0.5%       1.0%      (0.1)%

------------------------

(1) Annualized for the three months ended March 31, 2000 and 1999.

(2) Noninterest expense (excluding retention and warrant incentive plans and other real estate owned, or OREO, costs) divided by the sum of net interest income plus noninterest income (excluding warrant income and securities gains/losses).

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. YOU SHOULD ALSO CONSIDER THE OTHER INFORMATION IN THIS PROSPECTUS, AS WELL AS THE INFORMATION IN DOCUMENTS THAT WE INCORPORATE BY REFERENCE IN THIS PROSPECTUS.

IF A SIGNIFICANT NUMBER OF CLIENTS FAIL TO PERFORM UNDER THEIR LOANS, OUR BUSINESS, PROFITABILITY AND FINANCIAL CONDITION WOULD BE ADVERSELY AFFECTED.

    As a lender, the largest risk we face is the possibility that a significant number of our client borrowers will fail to pay their loans when due. If borrower defaults cause losses in excess of our allowance for loan losses, it could have an adverse affect on our business, profitability and financial condition. We have established an evaluation process designed to determine the adequacy of the allowance for loan losses. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of loan losses is dependent to a great extent on our experience and judgment. We cannot assure you that our loan loss reserves will be sufficient to absorb future loan losses or prevent a material adverse effect on our business, profitability or financial condition.

BECAUSE OF THE CREDIT PROFILE OF OUR LOAN PORTFOLIO, OUR LEVELS OF NONPERFORMING ASSETS AND CHARGE-OFFS CAN BE VOLATILE, AND WE MAY NEED TO MAKE MATERIAL PROVISIONS FOR LOAN LOSSES IN ANY PERIOD, WHICH COULD CAUSE REDUCED NET INCOME OR NET LOSSES IN THAT PERIOD.

    Our loan portfolio has a credit profile different from that of most other banking companies. Many of our loans are made to companies in the early stages of development with negative cash flow and no established record of profitable operations. In some cases, repayment of the loan is dependent upon receipt of additional equity financing from venture capitalists or others. Collateral for many of the loans often includes intellectual property, which is difficult to value and may not be readily salable in the case of a default. Because of the intense competition and rapid technological change which characterize the companies in our technology and life sciences niche, a borrower's financial position can deteriorate rapidly. We also make loans which are larger relative to the revenues of the borrower than those made by traditional small business lenders, so the impact of any single borrower default may be more significant to us.

    Because of these characteristics, our level of nonperforming loans and loan charge-offs can be volatile and can vary materially from period to period. For example, our nonperforming loans totaled:

    - $28.8 million, or 1.8% of total loans, at March 31, 2000

    - $28.5 million, or 1.7% of total loans, at December 31, 1999

    - $35.5 million, or 2.1% of total loans, at September 30, 1999

    - $47.4 million, or 3.0% of total loans, at June 30, 1999

    - $51.7 million, or 3.2% of total loans, at March 31, 1999

    - $19.9 million, or 1.2% of total loans, at December 31, 1998

    Our nonperforming loans at March 31, 2000 included two large commercial credits that totaled $13.8 million. The first credit, totaling $7.1 million, was in our health care services niche and was disclosed as having a higher than normal risk of becoming a nonperforming loan in our 1999 Annual Report on Form 10-K, which is incorporated by reference in this prospectus. The second credit, a $6.7 million financial services (non-technology) niche loan, has been classified as nonperforming since March 31, 1999 and was partially charged off in the fourth quarter of 1999.

    Changes in our level of nonperforming loans may require us to make material provisions for loan losses in any period, which could reduce our net income or cause net losses in that period.

    In the first three months of 2000, we incurred $16.3 million in gross charge-offs and had $4.8 million in gross recoveries. The charge-offs included two commercial credits totaling $12.0 million in our health care services niche. Of the total first quarter gross charge-offs, $7.5 million were classified as nonperforming loans at the end of 1999.

    Our ratio of net charge-offs to average total loans varies considerably from period to period. For example, our net charge-offs as a percentage of our average total loans were 2.9% in the first three months of 2000, as compared to 1.6% in the equivalent 1999 period.

IF THE AMOUNT OF CAPITAL AVAILABLE TO START-UP AND EMERGING GROWTH COMPANIES DECREASES, IT COULD ADVERSELY AFFECT OUR BUSINESS, PROFITABILITY AND GROWTH PROSPECTS.

    Our strategy has focused on providing banking products and services to start-up and emerging growth companies receiving financial support from sophisticated investors, including venture capital, "angel" and corporate investors. In some cases, our lending credit decision is based on our analysis of the likelihood that our venture capital or "angel"-backed client will receive a second or third round of equity infusion from investors. If the amount of capital available to start-up and emerging growth companies decreases, it is likely that the number of our new clients and the financial support investors provide to our existing borrowers would decrease which could have an adverse effect on our business, profitability and growth prospects. Among the factors that could affect the amount of capital available to start-up and emerging growth companies is the receptivity of the capital markets to initial public offerings or mergers and acquisitions of companies within our technology and life sciences niche, the availability and return on alternative investments and general economic conditions in the technology and life sciences industries. Recently, the stock prices of many technology companies have declined, and the capital markets have been less receptive to initial public offerings. These reduced capital markets valuations could reduce the amount of capital available to start-up and emerging growth companies, including companies within our technology and life sciences niche.

WE ARE SUBJECT TO EXTENSIVE REGULATION THAT COULD LIMIT OR RESTRICT OUR ACTIVITIES AND IMPOSE FINANCIAL REQUIREMENTS OR LIMITATIONS ON THE CONDUCT OF OUR BUSINESS.

    Silicon and Silicon Valley Bank are extensively regulated under both federal and state law. This regulation is intended primarily for the protection of depositors and the deposit insurance fund and not for the benefit of stockholders or security holders. Federal laws and regulations limit the activities in which Silicon may engage as a bank holding company. In addition, both Silicon and Silicon Valley Bank are required to maintain certain minimum levels of capital. Federal and state banking regulators possess broad powers to take supervisory action as they deem appropriate with respect to Silicon and Silicon Valley Bank. Supervisory actions can result in higher capital requirements, higher insurance premiums and limitations on the activities of Silicon or Silicon Valley Bank which could have a material adverse effect on our business and profitability.

ANY EXISTING UNREALIZED WARRANT, VENTURE CAPITAL FUND AND DIRECT EQUITY INVESTMENT PORTFOLIO GAINS MAY NEVER BE REALIZED.

    We have historically obtained rights to acquire stock, in the form of warrants, in certain clients as part of negotiated credit facilities. We also have made investments in venture capital funds as well as direct equity investments in companies from time to time. Many of the companies in our portfolio are non-public. We may not be able to realize gains from warrants in future periods, or our realized gains may be materially less than the current level of unrealized gains disclosed in this prospectus, due to fluctuations in the market prices of the underlying common stock of these companies. In addition, our investments in venture capital funds and direct equity investments could lose value or become worthless which would reduce our net income or could cause a net loss in any period. The timing and amount of income, if any, from the disposition of client warrants and venture capital fund and direct equity investments typically depend upon factors beyond our control, including the general condition of the public equity markets, levels of mergers and acquisitions activity, and legal and contractual restrictions on our ability to sell the underlying securities. Therefore, we cannot predict future gains with any degree of accuracy and any gains are likely to vary materially from period to period. In addition, a significant portion of the income we realize from the disposition of client warrants and venture capital fund and direct equity investments may be offset by expenses related to our efforts to build an infrastructure sufficient to support our present and future business activities, as well as by expenses incurred in evaluating and pursuing new business opportunities, or by increases to our provision for loan losses.

PUBLIC OFFERINGS AND MERGERS AND ACQUISITIONS INVOLVING OUR CLIENTS CAN CAUSE LOANS TO BE PAID OFF EARLY, WHICH COULD ADVERSELY AFFECT OUR BUSINESS AND PROFITABILITY. WE HAVE EXPERIENCED NO LOAN GROWTH IN 1999 AND THE FIRST THREE MONTHS OF 2000, PRIMARILY AS A RESULT OF THIS PHENOMENON.

    While an active market for public equity offerings and mergers and acquisitions generally has positive implications for our business, one negative consequence is that our clients may pay off or reduce their loans with us if they complete a public equity offering or are acquired or merge with another company. Any significant reduction in our outstanding loans could have a material adverse effect on our business and profitability. Our total loans, net of unearned income, were $1.6 billion at March 31, 2000, December 31, 1999 and December 31, 1998. While we continue to generate new loans in most of our technology and life sciences and special industry niche practices, as well as in specialized lending products, many of our clients, primarily in the technology and life sciences niche practice, have received significant cash inflows from the capital markets and venture capital community. Consequently, we have experienced higher than normal loan paydowns and payoffs, which have caused our total loans to remain relatively unchanged during recent periods.

OUR CURRENT LEVEL OF INTEREST RATE SPREAD MAY DECLINE IN THE FUTURE. ANY MATERIAL REDUCTION IN OUR INTEREST RATE SPREAD COULD HAVE A MATERIAL IMPACT ON OUR BUSINESS AND PROFITABILITY.

    A major portion of our net income comes from our interest rate spread, which is the difference between the interest rates paid by us on interest-bearing liabilities, such as deposits and other borrowings, and the interest rates we receive on interest-earning assets, such as loans extended to our clients and securities held in our investment portfolio. Interest rates are highly sensitive to many factors that are beyond our control, such as inflation, recession, global economic disruptions, and unemployment. During 1999 and early 2000, we reduced the interest rates which we pay on deposits, despite a generally increasing trend in domestic interest rates, and our rates are now lower than those of some of our competitors. We reduced our rates as part of our balance sheet management efforts. In the future, we may be required to increase our deposit rates to attract deposits. We cannot assure you that our current level of interest rate spread will not decline in the future. Any material decline would have a material adverse effect on our business and profitability.

ADVERSE CHANGES IN DOMESTIC OR GLOBAL ECONOMIC CONDITIONS, ESPECIALLY IN THE TECHNOLOGY SECTOR, COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, GROWTH AND PROFITABILITY.

    If conditions worsen in the domestic or global economy, especially in the technology sector, our business, growth and profitability are likely to be materially adversely affected. Our technology clients would be harmed by any global economic slowdown, as their businesses are often dependent upon international suppliers and international sales. They would also be harmed if the U.S. economy were to decline, as many of their sales generally are made domestically. They may be particularly sensitive to any disruption in the growth of the technology sector of the U.S. economy. To the extent that our clients' underlying business is harmed, they are more likely to default on their loans.

IF WE FAIL TO RETAIN OUR KEY EMPLOYEES, OUR GROWTH AND PROFITABILITY COULD BE ADVERSELY AFFECTED.

    We rely on experienced client relationship managers and on officers and employees with strong relationships with the venture capital community to generate new business. If a significant number of these employees were to leave us, our growth and profitability could be adversely affected. We believe that our employees frequently have opportunities for employment with competing financial institutions and with our clients.

WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO MAINTAIN OUR HISTORICAL LEVELS OF PROFITABILITY IN THE FACE OF SUSTAINED COMPETITIVE PRESSURES.

    We cannot assure you that we will be able to maintain our historical levels of profitability in the face of sustained competitive pressures. Other banks and specialty and diversified financial services companies, many of which are larger and better capitalized than we are, offer lending, leasing and other financial products to our customer base. In some cases, our competitors focus their marketing on our niche practice areas and seek to increase their lending and other financial relationships with technology companies, early stage growth companies or special industries such as wineries or real estate. In other cases, our competitors may offer a financial product which provides an alternative to one of the products we offer to all our customers. When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market. Our pricing and credit terms could deteriorate if we do not act to meet these competitive challenges.

THE PRICE OF OUR COMMON STOCK MAY DECREASE RAPIDLY AND PREVENT YOU FROM SELLING SHARES YOU BUY IN THIS OFFERING AT A PROFIT.

    The market price of our common stock could decrease rapidly and significantly at any time. This could prevent you from selling shares you buy in this offering at a profit. The market price of our common stock has fluctuated in recent years. Since January 1, 1998, the market price of our common stock has ranged from a low of $5.15 per share to a high of $51.00 per share. Fluctuations may occur, among other reasons, in response to:

    - our operating results;

    - the perceived value of our warrants, venture capital investments and direct equity investments;

    - trends in our nonperforming assets or the nonperforming assets of other banks;

    - announcements by our competitors;

    - economic changes;

    - general market conditions; and

    - legislative and regulatory changes.

    The trading price of our common stock may continue to be subject to wide fluctuations in response to the factors set forth above and other factors, many of which are beyond our control. The stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. You should consider the likelihood of these market fluctuations before investing in our common stock.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of complying with these safe harbor provisions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including those set forth under "Risk Factors."

    Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, prospective investors are cautioned not to place undue reliance on our forward-looking statements.

                                USE OF PROCEEDS

    We estimate that we will receive net proceeds of approximately
$79.1 million from our sale of 2,000,000 shares of common stock in this offering, at the public offering price of $42 3/16 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $91.0 million.

    Silicon intends to retain approximately $25.0 million of the net proceeds of the offering and contribute the remaining $54.1 million to Silicon Valley Bank. Silicon intends to use the proceeds it retains for investments in venture capital funds and direct equity investments in companies and for potential strategic investments or strategic initiatives. Silicon Valley Bank intends to use the remaining proceeds for general corporate purposes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    Our common stock is traded over the counter on the Nasdaq National Market under the symbol "SIVB."

    The following table shows high and low sales prices for our common stock for each quarterly period since January 1, 1998 as reported by the Nasdaq National Market.

FISCAL 1998                                                     LOW        HIGH
-----------                                                   --------   --------
First Quarter...............................................   $12.37     $16.12
Second Quarter..............................................    15.12      18.25
Third Quarter...............................................     6.12      19.50
Fourth Quarter..............................................     5.15      13.65

FISCAL 1999                                                     LOW        HIGH
-----------                                                   --------   --------
First Quarter...............................................   $ 7.50     $10.50
Second Quarter..............................................     8.19      12.67
Third Quarter...............................................    10.37      14.25
Fourth Quarter..............................................    11.12      27.61

FISCAL 2000                                                     LOW        HIGH
-----------                                                   --------   --------
First Quarter...............................................   $23.81     $45.31
Second Quarter..............................................    16.75      44.75
Third Quarter (through August 1, 2000)......................    39.50      51.00

    On August 1, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $42 3/16 per share. As of July 11, 2000, there were 465 stockholders of record of our common stock.

    We have not paid cash dividends on our common stock since 1992 and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our ability to pay dividends is limited by generally applicable corporate and banking laws and regulations.

                                 CAPITALIZATION

    The following table sets forth our unaudited consolidated capitalization at March 31, 2000:

    - on an actual basis; and

    - as adjusted to reflect our estimated net proceeds from the issuance and sale of the shares at the offering price of $42 3/16 per share less the underwriting discounts and commissions and estimated offering expenses payable by us.

    Our consolidated capitalization, actual and as adjusted, includes
$40 million face amount of mandatorily redeemable trust preferred securities of SVB Capital I, a subsidiary trust, issued in 1998. SVB Capital I holds the 8.25% Junior Subordinated Deferrable Interest Debentures due June 15, 2028 of Silicon as its sole asset. See Note 9 of the notes to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999, which has been incorporated by reference in this prospectus.

    The number of outstanding shares of common stock listed in the following table excludes 3,158,178 shares issuable upon the exercise of options outstanding on March 31, 2000 with a weighted average exercise price of $7.31 per share and 177,166 shares reserved for issuance under our 1997 equity incentive plan. On April 20, 2000, our stockholders approved an amendment to our 1997 equity incentive plan to reserve an additional 2,200,000 shares of common stock for issuance under this plan.

                                                                  MARCH 31, 2000
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                               ------    -----------
                                                              (DOLLARS IN THOUSANDS)
Company obligated mandatorily redeemable trust preferred
  securities of subsidiary trust holding solely junior
  subordinated debentures...................................  $ 38,550     $ 38,550
Stockholders' equity:
  Preferred stock, par value $.001 per share:
    20,000,000 shares authorized, none issued...............        --           --
  Common stock, par value $.001 per share:
    60,000,000 shares authorized, 46,008,180 outstanding
    actual, 48,008,180 outstanding, as adjusted.............        46           48
  Additional paid-in capital................................   171,034      250,147
  Retained earnings.........................................   230,685      230,685
  Unearned compensation.....................................    (4,136)      (4,136)
  Accumulated other comprehensive income:
    Net unrealized gain on available-for-sale investments...     3,055        3,055
                                                              --------     --------
    Total stockholders' equity..............................   400,684      479,799
                                                              --------     --------
Total capitalization........................................  $439,234     $518,349
                                                              ========     ========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS--COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS
  ENDED
  MARCH 31, 2000 AND 1999

EARNINGS SUMMARY

    We reported net income of $54.7 million, or $1.15 per diluted share, for the first quarter of 2000, compared with net income of $7.8 million, or $0.19 per diluted share, for the first quarter of 1999, an increase of $46.9 million, or $0.96 per diluted share. The annualized return on average assets was 4.6% in the first quarter of 2000 versus 0.9% in the first quarter of 1999. The annualized return on average equity for the first quarter of 2000 was 55.7%, compared to 14.5% in the 1999 first quarter.

    The large increase in net income during the three month period ended
March 31, 2000, as compared with the same period in the prior year, was primarily attributable to significant increases in net interest income and noninterest income, partially offset by an increase in both the provision for loan losses and noninterest expense. The major components of net income and changes in these components are summarized in the following table for the three months ended March 31, 2000 and 1999, and are discussed in more detail below.

                                                    THREE MONTHS ENDED MARCH 31,
                                                   ------------------------------
                                                                         1999 TO
                                                                           2000
                                                     2000       1999     INCREASE
                                                   --------   --------   --------
                                                       (DOLLARS IN THOUSANDS)
Net interest income..............................  $71,500    $41,402    $30,098
Provision for loan losses........................   12,572      7,968      4,604
Noninterest income...............................   81,134      5,252     75,882
Noninterest expense..............................   47,519     25,537     21,982
                                                   -------    -------    -------
Income before income taxes.......................   92,543     13,149     79,394
Income tax expense...............................   37,888      5,313     32,575
                                                   -------    -------    -------
Net income.......................................  $54,655    $ 7,836    $46,819
                                                   =======    =======    =======

NET INTEREST INCOME AND MARGIN

    Net interest income is defined as the difference between interest earned, primarily on loans and investments, and interest paid on funding sources, primarily deposits. Net interest income is our principal source of recurring revenue. Net interest margin is defined as the amount of net interest income, on a fully taxable-equivalent basis, expressed as a percentage of average interest-earning assets. The average yield earned on interest-earning assets is the amount of fully taxable-equivalent interest income expressed as a percentage of average interest-earning assets. The average rate paid on funding sources is defined as interest expense as a percentage of average interest-earning assets.

    The following tables set forth average assets, liabilities and stockholders' equity, interest income and interest expense, average yields and rates, and the composition of our net interest margin for the three months ended March 31, 2000 and 1999.

                                                                        FOR THE THREE MONTHS ENDED MARCH 31,
                                                       -----------------------------------------------------------------------
                                                                      2000                                 1999
                                                       ----------------------------------   ----------------------------------
                                                        AVERAGE                 AVERAGE      AVERAGE                 AVERAGE
                                                        BALANCE     INTEREST   YIELD/RATE    BALANCE     INTEREST   YIELD/RATE
                                                       ----------   --------   ----------   ----------   --------   ----------
                                                                               (DOLLARS IN THOUSANDS)
Interest-earning assets:
Federal funds sold and securities purchased under
  agreement to resell(1).............................  $1,101,198   $16,027        5.9%     $  509,434   $ 5,978        4.8%
Investment securities:
  Taxable............................................   1,588,349    23,112        5.9       1,253,046    17,581        5.7
  Non-taxable(2).....................................     143,040     2,221        6.2         123,377     1,944        6.4
Loans:
  Commercial.........................................   1,397,920    39,331       11.3       1,393,750    32,925        9.6
  Real estate construction and term..................     135,975     3,480       10.3         138,101     3,568       10.5
  Consumer and other.................................      65,069     1,482        9.2          45,667     1,039        9.2
                                                       ----------   -------       ----      ----------   -------       ----
Total loans..........................................   1,598,964    44,293       11.1       1,577,518    37,532        9.6
                                                       ----------   -------       ----      ----------   -------       ----
Total interest-earning assets........................   4,431,551    85,653        7.8       3,463,375    63,035        7.4
                                                       ----------   -------       ----      ----------   -------       ----
Cash and due from banks..............................     283,142                              153,377
Allowance for loan losses............................     (71,312)                             (49,406)
Other real estate owned..............................          --                                  605
Accrued interest receivable and other assets.........     186,009                               62,609
                                                       ----------                           ----------
Total assets.........................................  $4,829,390                           $3,630,560
                                                       ==========                           ==========

Funding sources:
Interest-bearing liabilities:
  NOW deposits.......................................  $   52,596       260        2.0      $   22,346        76        1.4
  Regular money market deposits......................     419,387     1,904        1.8         338,296     2,250        2.7
  Bonus money market deposits........................   1,498,010     7,579        2.0       1,926,388    17,077        3.6
  Time deposits......................................     357,647     3,633        4.1         146,246     1,549        4.3
                                                       ----------   -------       ----      ----------   -------       ----
Total interest-bearing liabilities...................   2,327,640    13,376        2.3       2,433,276    20,952        3.5
Portion of noninterest-bearing funding sources.......   2,103,911                            1,030,099
                                                       ----------   -------       ----      ----------   -------       ----
Total funding sources................................   4,431,551    13,376        1.2       3,463,375    20,952        2.4
                                                       ----------   -------       ----      ----------   -------       ----

Noninterest-bearing funding sources:
Demand deposits......................................   1,981,318                              915,443
Other liabilities....................................      86,945                               24,404
Trust preferred securities(3)........................      38,539                               38,488
Stockholders' equity.................................     394,948                              218,949
Portion used to fund interest-earning assets.........  (2,103,911)                          (1,030,099)
                                                       ----------                           ----------
Total liabilities and stockholders' equity...........  $4,829,390                           $3,630,560
                                                       ==========                           ==========
Net interest income and margin.......................               $72,277        6.6%                  $42,083        5.0%
                                                                    =======       ====                   =======       ====
Total deposits.......................................  $4,308,958                           $3,348,719
                                                       ==========                           ==========

------------------------------

(1) Includes average interest-bearing deposits in other financial institutions of $364 and $195 for the three months ended March 31, 2000 and 1999, respectively.

(2) Interest income on non-taxable investments is presented on a fully taxable-equivalent basis using the federal statutory rate of 35% in 2000 and 1999. The tax equivalent adjustments were $777 and $680 for the three months ended March 31, 2000 and 1999, respectively.

(3) The 8.25% annual distribution to SVB Capital I is recorded as a component of noninterest expense.

    Net interest income is affected by changes in the amount and mix of interest-earning assets and interest-bearing liabilities, referred to as "volume change." Net interest income is also affected by changes in yields earned on interest-earning assets and rates paid on interest-bearing liabilities, referred to as "rate change." The following table sets forth changes in interest income and interest expense for each major category of interest-earning assets and interest-bearing liabilities. The table also reflects the amount of change attributable to both volume and rate changes for the periods indicated. Changes relating to investments in non-taxable municipal securities are presented on a fully taxable-equivalent basis using the federal statutory rate of 35% in 2000 and 1999.

                                                       2000 COMPARED TO 1999
                                                   ------------------------------
                                                    THREE MONTHS ENDED MARCH 31,
                                                   ------------------------------
                                                        INCREASE (DECREASE)
                                                          DUE TO CHANGE IN
                                                   ------------------------------
                                                    VOLUME      RATE      TOTAL
                                                   --------   --------   --------
                                                       (DOLLARS IN THOUSANDS)
Interest income:
  Federal funds sold and securities purchased
    under agreement to resell....................  $ 8,388    $ 1,661    $10,049
  Investment securities..........................    5,511        297      5,808
  Loans..........................................      546      6,215      6,761
                                                   -------    -------    -------
Increase in interest income......................   14,445      8,173     22,618
                                                   -------    -------    -------
Interest expense:
  NOW deposits...................................      138         46        184
  Regular money market deposits..................      995     (1,341)      (346)
  Bonus money market deposits....................   (3,218)    (6,280)    (9,498)
  Time deposits..................................    2,157        (73)     2,084
                                                   -------    -------    -------
Increase (decrease) in interest expense..........       72     (7,648)    (7,576)
                                                   -------    -------    -------
Increase in net interest income..................  $14,373    $15,821    $30,194
                                                   =======    =======    =======

    Net interest income, on a fully taxable-equivalent basis, totaled
$72.3 million for the first quarter of 2000, an increase of $30.2 million, or 71.7%, from the $42.1 million total for the first quarter of 1999. The increase in net interest income was the result of a $22.6 million, or 35.9%, increase in interest income, combined with a $7.6 million, or 36.2%, decrease in interest expense over the comparable prior year period.

    The $22.6 million increase in interest income for the first quarter of 2000, as compared to the first quarter of 1999, was the result of a $14.4 million favorable volume variance and a $8.2 million favorable rate variance. The favorable volume variance resulted from a $968.2 million, or 28.0%, increase in average interest-earning assets over the comparable prior year period. The increase in average interest-earning assets resulted from strong growth in our average deposits, which increased $960.2 million, or 28.7%, compared to the first quarter of 1999. The increase in average interest-earning assets was primarily centered in highly liquid federal funds sold, securities purchased under agreement to resell and investment securities, which collectively increased $946.7 million.

    Average investment securities for the first quarter of 2000 increased $355.0 million, or 25.8%, as compared to the 1999 first quarter, resulting in a $5.5 million favorable volume variance. The aforementioned strong growth in average deposits exceeded the growth in average loans over the past year, and generated excess funds that were largely invested in U.S. agency securities, collateralized mortgage obligations and municipal securities. The growth in the investment portfolio reflected our actions to continue to increase as well as further diversify our portfolio of short-term investments in response to the continuing increase in liquidity.

    Average federal funds sold and securities purchased under agreement to resell in the first quarter of 2000 increased a combined $591.8 million, or 116.2%, over the prior year first quarter, resulting in a $8.4 million favorable volume variance. This increase was also a result of the aforementioned strong growth in average deposits during the past year and our actions to continue to diversify our portfolio of short-term investments.

    Favorable rate variances associated with each component of interest-earning assets in the first quarter of 2000 resulted in an increase in interest income of $8.2 million as compared to the same period in the prior year. Short-term market interest rates have increased on an overall basis during the past year. As a result of this increase, we have earned higher yields during the first quarter of 2000 on federal funds sold, securities purchased under agreement to resell and our investment securities, a significant portion of which were short-term in nature, resulting in a $2.0 million favorable rate variance as compared to the first quarter of 1999. The average yield on loans in the first quarter of 2000 also increased 150 basis points from the respective prior year first quarter, accounting for the remaining $6.2 million of the total favorable rate variance. This increase was primarily attributable to a 94 basis points increase in our weighted average prime rate in the first quarter of 2000 as compared to the similar prior year period. Approximately 78.2% of our loans continue to be prime rate-based as of March 31, 2000.

    The yield on average interest-earning assets increased 40 basis points in the first quarter of 2000 from the comparable prior year period. This increase primarily resulted from a rise in the average yield on loans, largely due to an increase in our prime rate as well as an increase in short-term market rates, which resulted in increased yields on federal funds sold and securities purchased under agreement to resell.

    Total interest expense in the first quarter of 2000 decreased $7.6 million from the first quarter of 1999. This decrease was due to a favorable rate variance of $7.6 million, partially offset by an unfavorable volume variance of $0.1 million. The favorable rate variance largely resulted from a reduction in the average rate paid on our bonus money market deposit product, from 3.6% in the first quarter of 1999 to 2.0% in the first quarter of 2000. The reduction in average rate paid on interest-bearing liabilities during the first quarter of 2000 as compared to the same period of the prior year was primarily attributable to our lowering the rate paid on our bonus money market deposit product by 188 basis points. We took this action in order to lower total assets and thereby increase our Tier 1 leverage capital ratio. See "--Capital Resources" for further discussion.

    We experienced a $0.1 million unfavorable volume variance on interest-bearing liabilities despite a $105.6 million, or 4.3%, decrease in total interest-bearing liabilities. This unfavorable variance was primarily due to a shift in the composition of the deposit balance towards higher rate paying deposit products, such as time deposits. The overall decrease in interest-bearing liabilities resulted from our effort to manage balance sheet growth by emphasizing higher yielding third party off-balance sheet investment products to our clients.

    The average cost of funds paid on interest-bearing liabilities for the first quarter of 2000 of 1.2% was down from the 2.4% paid in the first quarter of 1999. This decrease in the average cost of funds was largely due to a decrease of 160 basis points in the average rate paid on our bonus money market deposit product.

PROVISION FOR LOAN LOSSES

    The provision for loan losses is based on our evaluation of the adequacy of the existing allowance for loan losses in relation to total loans, and on our periodic assessment of the inherent and identified risk dynamics of the loan portfolio resulting from reviews of selected individual loans and loan commitments.

    Our provision for loan losses totaled $12.6 million for the first quarter of 2000, a $4.6 million, or 57.8%, increase compared to the $8.0 million provision for the first quarter of 1999. See "--Credit Quality and the Allowance for Loan Losses" for further discussion.

NONINTEREST INCOME

    The following table summarizes the components of noninterest income for the three month periods ended March 31, 2000 and 1999:

                                                                THREE MONTHS
                                                               ENDED MARCH 31,
                                                             -------------------
                                                               2000       1999
                                                             --------   --------
                                                                 (DOLLARS IN
                                                                 THOUSANDS)
                                                             -------------------
Disposition of client warrants.............................  $39,354     $  821
Investment gains...........................................   29,888        131
Client investment fees.....................................    5,619        232
Letter of credit and foreign exchange income...............    3,631      2,669
Deposit service charges....................................      714        667
Other......................................................    1,928        732
                                                             -------     ------
Total noninterest income...................................  $81,134     $5,252
                                                             =======     ======

    Noninterest income increased $75.9 million, to a total of $81.1 million in the first quarter of 2000 versus $5.3 million in the first quarter of 1999. The increase in noninterest income was largely due to a $38.5 million increase in income from the disposition of client warrants, combined with a $29.8 million increase in investment gains and a $5.4 million increase in client investment fees.

    Income from the disposition of client warrants totaled $39.4 million and $0.8 million during the first quarter of 2000 and 1999, respectively. We have historically obtained rights to acquire stock, in the form of warrants, in certain clients as part of negotiated credit facilities. The receipt of warrants does not change the loan covenants or other collateral control techniques we employ to mitigate the risk of a loan becoming nonperforming, and collateral requirements on loans with warrants are similar to lending arrangements where we do not obtain warrants. The timing and amount of income from the disposition of client warrants typically depend upon factors beyond our control, including the general condition of the public equity markets as well as the mergers and acquisitions environment. We therefore cannot predict the timing and amount of this income with any degree of accuracy and it is likely to vary materially from period to period. During the first three months of 2000, as well as throughout 1999, a portion of the income we realized from the disposition of client warrants was offset by expenses related to our efforts to build an infrastructure sufficient to support present and prospective business activities, and by increases to the provision for loan losses during those periods.

    We realized $29.9 million in gains on sale of investment securities during the first quarter of 2000 related to venture capital fund and direct equity investments. This represented an increase of $29.8 million compared to the same period of the prior year.

    Client investment fees totaled $5.6 million in the first quarter of 2000 compared to $0.2 million in the 1999 first quarter. Prior to June 1999, we only earned client investment fees on off-balance sheet funds that were invested by clients in investment securities such as U.S. Treasury securities, U.S. agency securities and commercial paper. Beginning in June 1999, we began offering off-balance sheet private label mutual fund products to clients. We earn fees ranging from 35 to 50 basis points on the average balance in these products. At March 31, 2000, $9.5 billion in client funds were invested by clients off-balance sheet, including $6.4 billion in the mutual fund products. The significant growth in the amount of off-balance sheet client funds was explained by high levels of client liquidity attributable to a strong inflow of investment capital into the venture capital community during the past year, by growth in the number of clients we served and by increased marketing of off-balance sheet private label mutual fund products.

    Letter of credit fees, foreign exchange fees and other trade finance income totaled $3.6 million in the first quarter of 2000, an increase of $1.0 million, or 36.0%, from the $2.7 million reported in the first quarter of 1999. The growth in this category of noninterest income reflects a concerted effort by our management to expand the penetration of trade finance-related products and services among our growing client base, a large percentage of which provide products and services in international markets.

    Deposit service charges totaled $0.7 million for the three months ended March 31, 2000, relatively unchanged from the first quarter of 1999. Clients compensate us for depository services either through earnings credits computed on their demand deposit balances, or via explicit payments recognized as deposit service charges income.

    Other noninterest income largely consists of service-based fee income, and increased $1.2 million, or 163.4%, to $1.9 million in the first quarter of 2000 from $0.7 million in the first quarter of 1999. The increase was primarily due to corporate finance fees of $0.6 million and a higher volume of cash management and loan documentation services related to our growing client base.

NONINTEREST EXPENSE

    Noninterest expense in the first quarter of 2000 totaled $47.5 million, a $22.0 million, or 86.1%, increase from the $25.5 million incurred in the comparable 1999 period. We closely monitor our level of noninterest expense using a variety of financial ratios, including the efficiency ratio. The efficiency ratio is calculated by dividing the amount of noninterest expense, excluding costs associated with retention and warrant incentive plans and other real estate owned, by adjusted revenues. Adjusted revenues are defined as the total of net interest income and noninterest income, excluding income from the disposition of client warrants and gains or losses related to sales of investment securities. This ratio reflects the level of operating expense required to generate $1 of operating revenue. Our efficiency ratio for the first quarter of 2000 was 45.2% versus 54.6% for the first quarter of 1999. The following table presents the detail of noninterest expense and the incremental contribution of each line item to our efficiency ratio:

                                                                 THREE MONTHS ENDED MARCH 31,
                                                         ---------------------------------------------
                                                                 2000                    1999
                                                         ---------------------   ---------------------
                                                                    PERCENT OF              PERCENT OF
                                                                     ADJUSTED                ADJUSTED
                                                          AMOUNT     REVENUES     AMOUNT     REVENUES
                                                         --------   ----------   --------   ----------
                                                                    (DOLLARS IN THOUSANDS)
Compensation and benefits..............................  $24,371       29.2%     $14,881       32.6%
Professional services..................................    2,446        2.9        2,343        5.1
Business development and travel........................    2,443        2.9        1,331        2.9
Furniture and equipment................................    2,014        2.4        1,388        3.0
Net occupancy expense..................................    1,904        2.3        1,469        3.2
Trust preferred securities distributions...............      825        1.0          825        1.8
Postage and supplies...................................      788        1.0          665        1.5
Advertising and promotion..............................      499        0.6          600        1.3
Telephone..............................................      496        0.6          399        0.9
Other..................................................    1,883        2.3        1,043        2.3
                                                         -------       ----      -------       ----
Total excluding cost of other real estate owned and
  retention and warrant incentive plans................   37,669       45.2%      24,944       54.6%
                                                                       ====                    ====
Retention and warrant incentive plans..................    9,850                     320
Cost of other real estate owned........................       --                     273
                                                         -------                 -------
Total noninterest expense..............................  $47,519                 $25,537
                                                         =======                 =======

    Compensation and benefits expenses totaled $24.4 million in the first quarter of 2000, a $9.5 million, or 63.8%, increase over the $14.9 million incurred in the first quarter of 1999. The increase in compensation and benefits expenses was largely the result of an increase in the number of average full-time equivalent personnel we employ combined with an increase in performance-based compensation associated with our incentive bonuses and employee stock ownership plan. Average full-time equivalent personnel were 713 for the three month period ended March 31, 2000, versus 602 for the prior year period. The increase in full-time equivalent personnel was primarily due to a combination of our efforts to develop and support new markets through geographic expansion, to develop and expand products, services and niches, and to build an infrastructure sufficient to support present and prospective business activities. Further growth in our full-time equivalent personnel is likely to occur during future years as a result of the continued expansion of our business activities.

    Retention and warrant incentive plans expense totaled $9.9 million in the first quarter of 2000, a $9.5 million increase over the $0.3 million incurred in the first quarter of 1999. Under the provisions of the retention and warrant incentive plans, employees are compensated with a fixed percentage of gains realized on warrant and certain venture capital fund and direct equity investments. The increase in retention and warrant plans expense in the first quarter of 2000 was directly related to the increase in warrant, venture capital fund and direct equity investment gains over the comparable 1999 period.

    Professional services expenses, which consist of costs associated with corporate legal services, litigation settlements, accounting and auditing services, consulting, and our board of directors, totaled $2.4 million for the three months ended March 31, 2000, relatively unchanged from the comparable 1999 period.

    Business development and travel expenses totaled $2.4 million in the first quarter of 2000, a $1.1 million, or 83.5%, increase from the $1.3 million incurred in the first quarter of 1999. The increase in business development and travel expenses was largely attributable to overall growth in our business, including both an increase in the number of full-time equivalent personnel and expansion into new geographic markets.

    Occupancy, furniture and equipment expenses totaled $3.9 million for the three months ended March 31, 2000, an increase of $1.1 million, or 37.1%, from the $2.9 million for the three months ended March 31, 1999. The increase in occupancy, furniture and equipment expenses in the first three months of 2000 as compared to the comparable period of the prior year was primarily the result of our continued geographic expansion to develop and support new markets.

    Trust preferred securities distributions totaled $0.8 million for the three months ended March 31, 2000 and 1999. These distributions resulted from the issuance of $40.0 million in cumulative trust preferred securities during the second quarter of 1998. The trust preferred securities pay a fixed rate quarterly distribution of 8.25% and have a maximum maturity of 30 years.

    Other noninterest expense totaled $1.9 million for the three months ended March 31, 2000, an increase of $0.8 million, or 80.5%, compared to $1.0 million for the comparable 1999 period. This increase was primarily attributable to an increase in data processing costs.

INCOME TAXES

    Our effective tax rate was 40.9% for the first quarter of 2000, relatively unchanged from 40.4% in the comparable three month period in 1999.

RESULTS OF OPERATIONS--COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED
  DECEMBER 31, 1999, 1998 AND 1997

EARNINGS SUMMARY

    We reported net income in 1999 of $52.2 million, compared with net income of $28.9 million in 1998 and $27.7 million in 1997. Diluted earnings per share totaled $1.23 in 1999, compared to $0.69 and $0.68 in 1998 and 1997, respectively. Return on average equity in 1999 was 21.9%, compared with 14.5% in 1998 and 18.2% in 1997. Return on average assets in 1999 was 1.3%, compared with 1.0% in 1998 and 1.3% in 1997.

    The increase in net income for 1999, as compared to 1998, was primarily attributable to growth in both net interest income and noninterest income, partially offset by increases in the provision for loan losses and in noninterest expense. The slight increase in net income for 1998, as compared with 1997, was primarily attributable to growth in both net interest income and noninterest income, and was almost entirely offset by a significant increase in the provision for loan losses and an increase in noninterest expense. The major components of net income and changes in these components are summarized in the following table for the years ended December 31, 1999, 1998 and 1997, and are discussed in more detail on the following pages.

                                                            YEARS ENDED DECEMBER 31,
                                              ----------------------------------------------------
                                                                    1998 TO               1997 TO
                                                                      1999                  1998
                                                1999       1998     INCREASE     1997     INCREASE
                                              --------   --------   --------   --------   --------
                                                             (DOLLARS IN THOUSANDS)
Net interest income.........................  $205,439   $146,615   $58,824    $110,824   $35,791
Provision for loan losses...................    52,407     37,159    15,248      10,067    27,092
Noninterest income..........................    58,855     23,162    35,693      13,265     9,897
Noninterest expense.........................   125,659     83,645    42,014      66,301    17,344
                                              --------   --------   -------    --------   -------
Income before income taxes..................    86,228     48,973    37,255      47,721     1,252
Income tax expense..........................    34,030     20,117    13,913      20,043        74
                                              --------   --------   -------    --------   -------
Net income..................................  $ 52,198   $ 28,856   $23,342    $ 27,678   $ 1,178
                                              ========   ========   =======    ========   =======

NET INTEREST INCOME AND MARGIN

    The following table sets forth average assets, liabilities and stockholders' equity, interest income and interest expense, average yields and rates, and the composition of our net interest margin for the years ended December 31, 1999, 1998 and 1997.

                                                         YEARS ENDED DECEMBER 31,
                                  -----------------------------------------------------------------------
                                                 1999                                 1998
                                  ----------------------------------   ----------------------------------
                                   AVERAGE                 AVERAGE      AVERAGE                 AVERAGE
                                   BALANCE     INTEREST   YIELD/RATE    BALANCE     INTEREST   YIELD/RATE
                                  ----------   --------   ----------   ----------   --------   ----------
                                                          (DOLLARS IN THOUSANDS)
Interest-earning assets:
Federal funds sold and
  securities purchased under
  agreement to resell(1)........  $  618,338   $ 31,204       5.0%     $  396,488   $ 21,305       5.4%
Investment securities:
  Taxable.......................   1,441,081     82,193       5.7       1,044,918     61,515       5.9
  Non-taxable(2)................     135,549      8,460       6.2          78,234      5,034       6.4
Loans:(3),(4),(5)
  Commercial....................   1,393,134    143,744      10.3       1,157,949    122,708      10.6
  Real estate construction and
    term........................     138,943     13,988      10.1         115,743     12,364      10.7
  Consumer and other............      59,557      5,241       8.8          45,134      4,064       9.0
                                  ----------   --------      ----      ----------   --------      ----
Total loans.....................   1,591,634    162,973      10.2       1,318,826    139,136      10.6
                                  ----------   --------      ----      ----------   --------      ----
Total interest-earning assets...   3,786,602    284,830       7.5       2,838,466    226,990       8.0
                                  ----------   --------      ----      ----------   --------      ----
Cash and due from banks.........     186,841                              137,096
Allowance for loan losses.......     (59,383)                             (40,055)
Other real estate owned.........         181                                  681
Other assets....................      78,169                               54,360
                                  ----------                           ----------
Total assets....................  $3,992,410                           $2,990,548
                                  ==========                           ==========
Funding sources:
Interest-bearing liabilities:
  NOW deposits..................  $   32,664        620       1.9      $   18,702        348       1.9
  Regular money market
    deposits....................     357,006      8,770       2.5         338,585      9,189       2.7
  Bonus money market deposits...   1,907,517     58,510       3.1       1,487,240     63,155       4.3
  Time deposits.................     207,108      8,530       4.1         131,530      5,917       4.5
  Other borrowings..............          --         --        --              66          4       6.0
                                  ----------   --------      ----      ----------   --------      ----
Total interest-bearing
  liabilities...................   2,504,295     76,430       3.1       1,976,123     78,613       4.0
Portion of noninterest-bearing
  funding sources...............   1,282,307                              862,343
                                  ----------   --------      ----      ----------   --------      ----
Total funding sources...........   3,786,602     76,430       2.0       2,838,466     78,613       2.8
                                  ----------   --------      ----      ----------   --------      ----
Noninterest-bearing funding
  sources:
Demand deposits.................   1,177,303                              769,984
Other liabilities...............      34,220                               22,146
Trust preferred securities(6)...      38,507                               23,620
Stockholders' equity............     238,085                              198,675
Portion used to fund interest-
  earning assets................  (1,282,307)                            (862,343)
                                  ----------                           ----------
Total liabilities and
  stockholders' equity..........  $3,992,410                           $2,990,548
                                  ==========                           ==========
Net interest income and
  margin........................               $208,400       5.5%                  $148,377       5.2%
                                               ========      ====                   ========      ====
Total deposits..................  $3,681,598                           $2,746,041
                                  ==========                           ==========

                                       YEARS ENDED DECEMBER 31,
                                  ----------------------------------
                                                 1997
                                  ----------------------------------
                                   AVERAGE                 AVERAGE
                                   BALANCE     INTEREST   YIELD/RATE
                                  ----------   --------   ----------
                                        (DOLLARS IN THOUSANDS)
Interest-earning assets:
Federal funds sold and
  securities purchased under
  agreement to resell(1)........  $  312,398   $ 17,264       5.5%
Investment securities:
  Taxable.......................     671,390     40,360       6.0
  Non-taxable(2)................      33,801      2,320       6.9
Loans:(3),(4),(5)
  Commercial....................     858,459     95,304      11.1
  Real estate construction and
    term........................      78,311      8,063      10.3
  Consumer and other............      36,867      3,473       9.4
                                  ----------   --------      ----
Total loans.....................     973,637    106,840      11.0
                                  ----------   --------      ----
Total interest-earning assets...   1,991,226    166,784       8.4
                                  ----------   --------      ----
Cash and due from banks.........     148,044
Allowance for loan losses.......     (37,568)
Other real estate owned.........       1,192
Other assets....................      37,736
                                  ----------
Total assets....................  $2,140,630
                                  ==========
Funding sources:
Interest-bearing liabilities:
  NOW deposits..................  $   15,814        308       1.9
  Regular money market
    deposits....................     345,828      9,368       2.7
  Bonus money market deposits...     895,259     40,885       4.6
  Time deposits.................     107,742      4,587       4.3
  Other borrowings..............           5         --       5.0
                                  ----------   --------      ----
Total interest-bearing
  liabilities...................   1,364,648     55,148       4.0
Portion of noninterest-bearing
  funding sources...............     626,578
                                  ----------   --------      ----
Total funding sources...........   1,991,226     55,148       2.8
                                  ----------   --------      ----
Noninterest-bearing funding
  sources:
Demand deposits.................     608,475
Other liabilities...............      15,389
Trust preferred securities(6)...          --
Stockholders' equity............     152,118
Portion used to fund interest-
  earning assets................    (626,578)
                                  ----------
Total liabilities and
  stockholders' equity..........  $2,140,630
                                  ==========
Net interest income and
  margin........................               $111,636       5.6%
                                               ========      ====
Total deposits..................  $1,973,118
                                  ==========

------------------------------

(1) Includes average interest-bearing deposits in other financial institutions of $255, $240 and $306 in 1999, 1998 and 1997, respectively.

(2) Interest income on non-taxable investments is presented on a fully taxable-equivalent basis using the federal statutory rate of 35% in 1999, 1998 and 1997. These adjustments were $2,961, $1,762 and $812 for the years ended December 31, 1999, 1998 and 1997, respectively.

(3) Average loans include average nonaccrual loans of $37,827, $26,158 and $19,681 in 1999, 1998 and 1997, respectively.

(4) Average loans are net of average unearned income of $9,328, $8,299 and $6,922 in 1999, 1998 and 1997, respectively.

(5) Loan interest income includes loan fees of $15,738, $12,935 and $10,567 in 1999, 1998 and 1997, respectively.

(6) The 8.25% annual distribution to SVB Capital I is recorded as a component of noninterest expense.

                                                   1999 COMPARED TO 1998            1998 COMPARED TO 1997
                                               ------------------------------   ------------------------------
                                                    INCREASE (DECREASE)              INCREASE (DECREASE)
                                                      DUE TO CHANGE IN                 DUE TO CHANGE IN
                                               ------------------------------   ------------------------------
                                                VOLUME      RATE      TOTAL      VOLUME      RATE      TOTAL
                                               --------   --------   --------   --------   --------   --------
                                                                   (DOLLARS IN THOUSANDS)
Interest income
  Federal funds sold and securities purchased
    under agreement to resell................  $11,195    $ (1,296)  $ 9,899    $ 4,518    $  (477)   $ 4,041
  Investment securities......................   26,074      (1,970)   24,104     24,765       (896)    23,869
  Loans......................................   27,933      (4,096)   23,837     36,418     (4,122)    32,296
                                               -------    --------   -------    -------    -------    -------
Increase (decrease) in interest income.......   65,202      (7,362)   57,840     65,701     (5,495)    60,206
                                               -------    --------   -------    -------    -------    -------
Interest expense:
  NOW deposits...............................      265           7       272         54        (14)        40
  Regular money market deposits..............      453        (872)     (419)      (197)        18       (179)
  Bonus money market deposits................   12,891     (17,536)   (4,645)    25,138     (2,868)    22,270
  Time deposits..............................    3,113        (500)    2,613      1,070        260      1,330
  Other borrowing............................       (4)         --        (4)         4         --          4
                                               -------    --------   -------    -------    -------    -------
Increase (decrease) in interest expense......   16,718     (18,901)   (2,183)    26,069     (2,604)    23,465
                                               -------    --------   -------    -------    -------    -------
Increase (decrease) in net interest income...  $48,484    $ 11,539   $60,023    $39,632    $(2,891)   $36,741
                                               =======    ========   =======    =======    =======    =======

    Net interest income, on a fully taxable-equivalent basis, totaled
$208.4 million in 1999, an increase of $60.0 million, or 40.5%, from the $148.4 million total in 1998. The increase in net interest income was attributable to a $57.8 million, or 25.5%, increase in interest income, combined with a $2.2 million, or 2.8%, decrease in interest expense over the comparable prior year period. Net interest income in 1998, on a fully taxable-equivalent basis, totaled $148.4 million, an increase of $36.7 million, or 32.9%, compared to the $111.6 million total in 1997. This increase in net interest income was the result of a $60.2 million, or 36.1%, increase in interest income, offset by a $23.5 million, or 42.5%, increase in interest expense over the comparable prior year period.

    The $57.8 million increase in interest income for 1999, as compared to 1998, was the result of a $65.2 million favorable volume variance, slightly offset by a $7.4 million unfavorable rate variance. The $65.2 million favorable volume variance resulted from a $948.1 million, or 33.4%, increase in average interest-earning assets over the comparable prior year period. The increase in average interest-earning assets resulted from strong growth in our average deposits, which increased $935.6 million, or 34.1%, from 1998 to 1999. The increase in average interest-earning assets consisted of loans, which increased $272.8 million, plus a combination of highly liquid, lower-yielding federal funds sold, securities purchased under agreement to resell and investment securities, which collectively increased $675.3 million, accounting for 71.2% of the total increase in average interest-earning assets.

    Average loans increased $272.8 million, or 20.7%, in 1999 as compared to 1998, resulting in a $27.9 million favorable volume variance. This growth was widely distributed throughout the loan portfolio, as reflected by increased average loan balances in most of our technology and life sciences and special industry niche practices, in specialized lending products, and throughout our loan offices located across the nation.

    Average investment securities for 1999 increased $453.5 million, or 40.4%, as compared to 1998, resulting in a $26.1 million favorable volume variance. The aforementioned strong growth in average deposits exceeded the growth in average loans during 1999, and generated excess funds that were largely invested in U.S. agency securities, mortgage-backed securities, collateralized mortgage obligations, and commercial paper. The growth in the investment portfolio reflected our actions to continue to increase as well as further diversify our portfolio of short-term investments in response to the continuing increase in liquidity.

    Average federal funds sold and securities purchased under agreement to resell in 1999 increased a combined $221.9 million, or 56.0%, over the prior year, resulting in an $11.2 million favorable volume variance. This increase was largely due to the aforementioned strong growth in average deposits during 1999 and our actions to continue to further diversify our portfolio of short-term investments.

    Unfavorable rate variances associated with each component of interest-earning assets combined to decrease interest income by $7.4 million in 1999, as compared to the prior year. Short-term market interest rates declined on an overall basis during 1999. As a result of this decline, we earned lower yields during 1999 on federal funds sold, securities purchased under agreement to resell and our investment securities, a significant portion of which were short-term in nature, resulting in a $3.3 million unfavorable rate variance as compared to the prior year. The average yield on loans in 1999 also decreased 40 basis points from the respective prior year, accounting for the remaining
$4.1 million of the total unfavorable rate variance. This decrease was primarily attributable to a 36 basis points decline in our weighted average prime rate in 1999 as compared to the similar prior year period. Approximately 77.5% of our loans were prime rate-based at the end of 1999.

    The yield on average interest-earning assets decreased 50 basis points in 1999 from the comparable prior year period. This decrease resulted from a slight decline in the average yield on loans, largely due to a decline in our average prime rate, as well as to a continuing shift in the composition of interest-earning assets towards a higher percentage of highly liquid, lower-yielding federal funds sold, securities purchased under agreement to resell and investment securities. This shift in the composition of average interest-earning assets resulted from the aforementioned strong growth in deposits continuing to outpace the growth in loans.

    The $60.2 million increase in interest income for 1998, as compared to 1997, was the result of a $65.7 million favorable volume variance, slightly offset by a $5.5 million unfavorable rate variance. The $65.7 million favorable volume variance resulted from a $847.2 million, or 42.5%, increase in average interest-earning assets over the comparable prior year period. The increase in average interest-earning assets resulted from strong growth in our average deposits, which increased $772.9 million, or 39.2%, from 1997 to 1998. The increase in average interest-earning assets consisted of loans, which increased $345.2 million, plus a combination of highly liquid, lower-yielding federal funds sold, securities purchased under agreement to resell and investment securities, which collectively increased $502.0 million, accounting for 59.3% of the total increase in average interest-earning assets.

    Average loans increased $345.2 million, or 35.5%, in 1998 as compared to 1997, resulting in a $36.4 million favorable volume variance. This growth was widely distributed throughout the loan portfolio, as reflected by increased loan balances in all of our technology and life sciences and special industry niche practices, in specialized lending products, and throughout our loan offices located across the nation.

    In December 1998, we announced that we had discontinued new loan originations associated with our religious financial resources division. We had approximately $175.0 million in outstanding loans to religious organizations, predominantly for construction of buildings for worship and education, as of December 31, 1998. Competitive changes within the religious organizations market affected our ability to generate our anticipated loan yield and provide returns that exceed our required return on capital. The credit quality of the portfolio was not a factor in our decision to discontinue new religious financial resources loan origination. Since inception, we have not incurred any losses associated with the religious financial resources portfolio. The discontinuation of new religious financial resources loan origination could have an effect on our future loan growth.

    Average investment securities for 1998 increased $418.0 million, or 59.3%, as compared to 1997, resulting in a $24.8 million favorable volume variance. The aforementioned strong growth in average deposits exceeded the growth in average loans during 1998, and generated excess funds that were largely invested in U.S. agency securities, collateralized mortgage obligations and municipal securities. The growth in the investment portfolio reflected management's actions to increase as well as to further diversify our portfolio of short-term investments in response to a significant increase in liquidity.

    Average federal funds sold and securities purchased under agreement to resell in 1998 increased a combined $84.1 million, or 26.9%, over the prior year, resulting in a $4.5 million favorable volume variance. This increase was largely due to the aforementioned strong growth in average deposits during 1998 coupled with management's actions to further diversify our portfolio of short-term investments.

    Unfavorable rate variances associated with each component of interest-earning assets in 1998 resulted in a decrease in interest income of $5.5 million as compared to the prior year. Short-term market interest rates declined during the second half of 1998. As a result of this decline, we earned lower yields in 1998 on federal funds sold, securities purchased under agreement to resell and our investment securities, a significant portion of which were short-term in nature, resulting in a $1.4 million unfavorable rate variance as compared to the prior year. The average yield on loans in 1998 decreased 40 basis points from 1997, accounting for the remaining $4.1 million of the total unfavorable rate variance. This decrease was primarily attributable to both increased competition and a decline in the average prime rate we charged during the second half of 1998, as a substantial portion of our loans are prime rate-based.

    The total yield on average interest-earning assets decreased 40 basis points in 1998 from the comparable prior year period. This decrease resulted from a decline in the average yield on loans, largely due to both increased competition and a decline in our prime rate, as well as to a continuing shift in the composition of interest-earning assets towards a higher percentage of highly liquid, lower-yielding federal funds sold, securities purchased under agreement to resell and investment securities. This shift in the composition of average interest-earning assets resulted from the aforementioned strong growth in deposits continuing to outpace the growth in our average loans during 1998.

    Interest expense in 1999 decreased $2.2 million from 1998. This decrease was due to a favorable rate variance of $18.9 million, largely offset by an unfavorable volume variance of $16.7 million. The favorable rate variance largely resulted from a reduction in the average rate paid on our bonus money market deposit product, from 4.3% in 1998 to 3.1% in 1999. The reduction during 1999 in the average rate paid on our bonus money market deposit product was primarily attributable to a decline in short-term market interest rates during the second half of 1998 and to our lowering the rates paid on bonus money market deposits by an additional 163 basis points during 1999.

    The unfavorable volume variance of $16.7 million resulted from a $528.2 million, or 26.7%, increase in average interest-bearing liabilities in 1999 as compared to 1998. This increase was largely concentrated in our bonus money market deposit product, which increased $420.3 million, or 28.3%, and was explained by high levels of client liquidity attributable to a strong inflow of investment capital into the venture capital community during the past year, and by growth in the number of clients we serve.

    The average cost of funds paid on average interest-bearing liabilities decreased 90 basis points from 1998 to 1999. This decrease in the average cost of funds was largely due to a decrease of 120 basis points in the average rate paid on our bonus money market deposit product.

    Interest expense in 1998 increased $23.5 million from 1997. This increase was due to an unfavorable volume variance of $26.1 million, partially offset by a favorable rate variance of $2.6 million. The unfavorable volume variance resulted from a $611.5 million, or 44.8%, increase in average interest-bearing liabilities in 1998 as compared to 1997. This increase was largely concentrated in our bonus money market deposit product, which increased $592.0 million, or 66.1%, and was explained by high levels of client liquidity attributable to a strong inflow of investment capital into the venture capital community during 1998, and by growth in the number of clients we served.

    Changes in the average rates paid on interest-bearing liabilities had a $2.6 million favorable impact on interest expense in 1998 as compared to 1997. This decrease in interest expense largely resulted from a reduction in the average rate paid on our bonus money market deposit product from 4.6% in 1997 to 4.3% in 1998. The reduction during 1998 in the average rate paid on our bonus money market deposit product was largely attributable to a decline in short-term market interest rates during the second half of 1998.

    The average cost of funds paid in 1998 of 2.8% was flat with the prior year. Although the average rate paid on our bonus money market deposit product decreased during 1998 as compared to 1997, this was offset by a continuing shift in the composition of average interest-bearing liabilities towards a higher percentage of deposits in that product.

PROVISION FOR LOAN LOSSES

    The provision for loan losses is based on our evaluation of the adequacy of the existing allowance for loan losses in relation to total loans, and on our periodic assessment of the inherent and identified risk dynamics of the loan portfolio resulting from reviews of selected individual loans and loan commitments.

    Our provision for loan losses totaled $52.4 million in 1999 compared to $37.2 million and $10.1 million in 1998 and 1997, respectively. The increase in our provision for loan losses in 1999 was in response to an increasing trend in net charge-offs. We incurred net charge-offs of $26.6 million in 1999 and $28.9 million in 1998, compared to $5.1 million in 1997. See "--Credit Quality and the Allowance for Loan Losses" for further discussion.

NONINTEREST INCOME

    The following table summarizes the components of noninterest income for the past three years:

                                                                 YEARS ENDED DECEMBER 31,
                                                              ------------------------------
                                                                1999       1998       1997
                                                              --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Disposition of client warrants..............................  $33,003    $ 6,657    $ 5,480
Letter of credit and foreign exchange income................   14,027      7,397      4,512
Client investment fees......................................    4,529        473        299
Deposit service charges.....................................    2,764      1,730      1,772
Investment gains............................................    1,056      5,240         90
Other.......................................................    3,476      1,665      1,112
                                                              -------    -------    -------
Total noninterest income....................................  $58,855    $23,162    $13,265
                                                              =======    =======    =======

    Noninterest income increased $35.7 million, or 154.1%, in 1999 as compared to 1998. This increase was largely due to a $26.3 million increase in income from the disposition of client warrants, coupled with a $6.6 million increase in letter of credit fees, foreign exchange fees and other trade finance income and a $4.1 million increase in client investment fees. This increase was partially offset by a decrease of $4.2 million in investment gains. Noninterest income increased $9.9 million, or 74.6%, in 1998 as compared to 1997. This increase was largely due to a $5.2 million increase in investment gains, coupled with a $2.9 million increase in letter of credit fees, foreign exchange fees and other trade finance income and a $1.2 million increase in income from the disposition of client warrants.

    Income from the disposition of client warrants totaled $33.0 million, $6.7 million and $5.5 million in 1999, 1998 and 1997, respectively. During the years ended December 31, 1999, 1998 and 1997, a significant portion of the income from the disposition of client warrants was offset by expenses related to our efforts to build an infrastructure sufficient to support present and prospective business activities, and was also offset by increases to the provision for loan losses in those same years.

    Letter of credit fees, foreign exchange fees and other trade finance income totaled $14.0 million in 1999, an increase of $6.6 million, or 89.6%, from the $7.4 million total in 1998, and an increase of $9.5 million, or 210.9%, from the $4.5 million total in 1997. The growth in this category of noninterest income reflects a concerted effort by our management to expand the penetration of trade finance-related products and services among our growing client base, a large percentage of which provide products and services in international markets.

    Client investment fees totaled $4.5 million in 1999 compared to $0.5 million and $0.3 million in 1998 and 1997, respectively. At December 31, 1999, $5.7 billion in client funds were invested off-balance sheet, including $3.7 billion in the mutual fund products. The significant growth in the amount of off-balance sheet client funds was explained by high levels of client liquidity attributable to a strong inflow of investment capital into the venture capital community during the past year, by growth in the number of clients we serve, and by increased marketing of off-balance sheet private label mutual fund products.

    Income related to deposit service charges totaled $2.8 million, $1.7 million and $1.8 million in 1999, 1998 and 1997, respectively. Clients compensate us for depository services either through earnings credits computed on their demand deposit balances, or via explicit payments recognized as deposit service charges income. The increase in deposit service charges income in 1999 was due to both a reduction in earnings credits resulting from a decrease in short-term market rates during 1998 and growth in our client base.

    We realized $1.1 million in gains on sales of investment securities during 1999, compared to $5.2 million in gains on sales of investment securities during 1998, and a nominal gain on sales of investment securities during 1997. The 1999 gains primarily related to distributions received from venture capital fund investments. The 1998 gains primarily related to sales of U.S. Treasury securities, U.S. agency securities, mortgage-backed securities, and collateralized mortgage obligations, with an aggregate book value of $433.3 million. All investment securities sold were classified as available-for-sale, and all sales were conducted as a normal component of our asset/liability and liquidity management activities.

    Other noninterest income is largely composed of service-based fee income, and totaled $3.5 million in 1999, compared to $1.7 million in 1998 and $1.1 million in 1997, respectively. The increase in 1999, as compared to 1998 and 1997, was primarily due to a higher volume of cash management and loan documentation services related to our growing client base.

NONINTEREST EXPENSE

    Noninterest expense in 1999 totaled $125.7 million, a $42.0 million, or 50.2%, increase from 1998. Total noninterest expense was $83.6 million in 1998, up $17.3 million, or 26.2%, from 1997. Our efficiency ratio was 53.5% for 1999, compared to 53.6% and 55.7% in 1998 and 1997, respectively. The following table presents the detail of noninterest expense and the incremental contribution of each expense line item to our efficiency ratio:

                                                                  YEARS ENDED DECEMBER 31,
                                            ---------------------------------------------------------------------
                                                    1999                    1998                    1997
                                            ---------------------   ---------------------   ---------------------
                                                       PERCENT OF              PERCENT OF              PERCENT OF
                                                        ADJUSTED                ADJUSTED                ADJUSTED
                                             AMOUNT     REVENUES     AMOUNT     REVENUES     AMOUNT     REVENUES
                                            --------   ----------   --------   ----------   --------   ----------
                                                                   (DOLLARS IN THOUSANDS)
Compensation and benefits.................  $ 73,794      32.0%     $44,022       27.9%     $39,869       33.6%
Professional services.....................    11,766       5.1        9,876        6.3        6,710        5.7
Net occupancy expense.....................     6,689       2.9        5,195        3.3        3,410        2.9
Business development and travel...........     6,644       2.9        6,025        3.8        4,514        3.8
Furniture and equipment...................     6,178       2.7        6,667        4.2        3,620        3.1
Trust preferred securities
  distributions...........................     3,300       1.4        2,012        1.3           --         --
Postage and supplies......................     2,582       1.1        2,225        1.4        1,600        1.3
Advertising and promotion.................     2,285       1.0        2,215        1.4        1,448        1.2
Telephone.................................     1,846       0.8        2,157        1.4        1,444        1.2
Other.....................................     8,205       3.6        4,255        2.7        3,395        2.9
                                            --------      ----      -------       ----      -------       ----
Total, excluding cost of other real
  estate owned and retention and warrant
  incentive plans.........................   123,289      53.5%      84,649       53.6%      66,010       55.7%
                                                          ====                    ====                    ====
Retention and warrant incentive plans.....     2,102                    210                     215
Cost of other real estate owned...........       268                 (1,214)                     76
                                            --------                -------                 -------
  Total noninterest expense...............  $125,659                $83,645                 $66,301
                                            ========                =======                 =======

    Compensation and benefits expenses totaled $73.8 million in 1999, a $29.8 million, or 67.6%, increase over the $44.0 million incurred in 1998. This increase was largely the result of an increase in the number of average full-time equivalent personnel we employ, from 521 in 1998 to 645 in 1999, combined with an increase in performance-based compensation associated with our incentive bonuses and employee stock ownership plan. Compensation and benefits expenses in 1998 increased $4.2 million, or 10.4%, from the $39.9 million total in 1997. The increase in compensation and benefits expenses in 1998 was primarily the result of an increase in the number of average full-time equivalent personnel we employ, partially offset by a decrease in performance-based compensation due to lower than expected net income. Average full-time equivalent personnel were 521 in 1998 compared with 417 in 1997. The increase in full-time equivalent personnel from 1997 through 1999 was primarily due to a combination of our efforts to develop and support new markets through geographic expansion, to develop and expand products, services and niches, and to build an infrastructure sufficient to support present and prospective business activities. Further growth in our full-time equivalent personnel is likely to occur during future years as a result of the continued expansion of our business activities.

    Retention and warrant plans expense totaled $2.1 million in 1999, compared to $0.2 million for each of 1998 and 1997. Under the provisions of the retention and warrant incentive plans, employees are compensated with a fixed percentage of gains realized on warrant and certain venture capital fund and direct equity investments. The increase in retention and warrant incentive plans expense in 1999 was directly related to the increase in warrant gains as compared to 1998 and 1997.

    Professional services expenses, which consist of costs associated with corporate legal services, litigation settlements, accounting and auditing services, consulting, and our board of directors, totaled $11.8 million in 1999, a $1.9 million, or 19.1%, increase from the $9.9 million total in 1998. We incurred $6.7 million in professional services expenses in 1997. The increase in professional services expenses in 1999, as compared to 1998, primarily related to an increase in consulting fees associated with several business initiatives. Further, the increase in professional services expenses during the past three years reflects the extensive efforts we have undertaken to continue to build and support our infrastructure, as well as evaluate and pursue new business opportunities. It also reflects our efforts in outsourcing several corporate functions, such as internal audit, facilities management and credit review, where we believe we can achieve a combination of cost savings and increased quality of service. The increase in professional services expenses in 1998, as compared to 1997, primarily related to an increase in both consulting fees associated with several business initiatives, including the Year 2000 remediation project, and legal fees primarily related to loan consultations and the workout of various commercial credits.

    Occupancy, furniture and equipment expenses totaled $12.9 million in 1999, $11.9 million in 1998 and $7.0 million in 1997. The increase in occupancy, furniture and equipment expenses in 1999, as compared to 1998, was primarily the result of our continued geographic expansion to develop and support new markets. The increase in occupancy, furniture and equipment expenses in 1998, as compared to 1997, was largely attributable to our incurrence of certain non-recurring costs in connection with the expansion of our existing headquarters facility during the second quarter of 1998 and an increase in recurring expenses associated with that additional office space. Occupancy, furniture and equipment expenses were also impacted by costs related to furniture, computer equipment and other related costs associated with our opening new loan offices in Los Angeles, California and Chicago, Illinois in early 1998. We intend to continue our geographic expansion into other emerging technology marketplaces across the U.S. during future years as opportunities to serve new markets arise.

    Business development and travel expenses totaled $6.6 million in 1999, an increase of $0.6 million, or 10.3%, compared to the $6.0 million total in 1998. We incurred $4.5 million in business development and travel expenses in 1997. The increase in business development and travel expenses during each of the last two years was largely attributable to overall growth in our business, including both an increase in the number of full-time equivalent personnel and expansion into new geographic markets.

    Trust preferred securities distributions totaled $3.3 million in 1999, an increase of $1.3 million, or 64.0%, compared to $2.0 million for 1998. These distributions resulted from the issuance of $40.0 million in cumulative trust preferred securities during the second quarter of 1998. The trust preferred securities pay a fixed rate quarterly distribution of 8.25% and have a maximum maturity of 30 years.

    Postage and supplies expenses totaled $2.6 million, $2.2 million and $1.6 million in 1999, 1998 and 1997, respectively. Total telephone expenses were $1.9 million in 1999, $2.2 million in 1998 and $1.4 million in 1997. The increase in postage and supplies during each of the past two years was largely the result of overall growth in our business, including both an increase in the number of full-time equivalent personnel and expansion into new geographic markets. The decrease in telephone expenses in 1999, as compared to 1998, relates primarily to our efforts to negotiate lower telecommunication rates.

    Advertising and promotion expenses totaled $2.3 million in 1999, $2.2 million in 1998 and $1.4 million in 1997. The increase in advertising and promotion expenses during each of the last two years, reflects our concerted effort to increase our marketing efforts nationwide.

    Other noninterest expenses totaled $8.2 million, $4.3 million and $3.4 million in 1999, 1998 and 1997, respectively. The increase in other noninterest expenses in 1999 of $4.0 million, as compared to 1998, was primarily due to $2.1 million in charitable contributions made to the Silicon Valley Bank Foundation and increased data processing costs. The $0.9 million increase in other noninterest expenses from 1997 to 1998 was largely due to an increase in data processing costs related to both growth in our business and several new business initiatives commenced in 1998.

    In 1999 and 1997, we incurred minimal net costs associated with OREO. Additionally, during 1998, we realized a net gain of $1.3 million in connection with the sale of an OREO property that consisted of multiple undeveloped lots. Our net costs associated with OREO include: maintenance expenses, property taxes, marketing costs, net operating expense or income associated with income-producing properties, property write-downs, and gains or losses on the sales of such properties.

INCOME TAXES

    Our effective income tax rate was 39.5% in 1999, compared to 41.1% in 1998 and 42.0% in 1997. The decrease in our effective income tax rate was attributable to an increase in the amount of tax-exempt interest income we received, as well as to a change in our multi-state income tax rate.

FINANCIAL CONDITION

    Our total assets were $5.1 billion at March 31, 2000, an increase of $468.1 million, or 10.2%, compared to $4.6 billion at December 31, 1999. Our total assets were $4.6 billion at December 31, 1999, an increase of $1.1 billion, or 29.6%, compared to $3.5 billion at December 31, 1998.

FEDERAL FUNDS SOLD AND SECURITIES PURCHASED UNDER AGREEMENT TO RESELL

    Federal funds sold and securities purchased under agreement to resell totaled a combined $1.1 billion at March 31, 2000, an increase of $172.5 million, or 19.2%, compared to the $898.0 million outstanding at December 31, 1999. This increase was attributable to our investing excess funds, resulting from continued strong deposit growth during the first quarter of 2000, in these types of short-term liquid investments. Federal funds sold and securities purchased under agreement to resell totaled a combined
$898.0 million at December 31, 1999, an increase of $498.8 million, or 125.0%, compared to the $399.2 million outstanding at December 31, 1998. This increase was attributable to our desire to maintain a high level of liquidity at year end in anticipation of the century date change.

INVESTMENT SECURITIES

    The following table details the composition of investment securities, all of which were classified as available-for-sale and reported at fair value, at March 31, 2000 and December 31, 1999, 1998 and 1997.

                                                MARCH 31,                DECEMBER 31,
                                                ----------   ------------------------------------
                                                   2000         1999         1998         1997
                                                ----------   ----------   ----------   ----------
                                                             (DOLLARS IN THOUSANDS)
U.S. Treasury securities......................  $   29,694   $   29,798   $   41,049   $  217,685
U.S. agencies and corporations:
  Discount notes and bonds....................     970,137      855,570      498,016      462,405
  Mortgage-backed securities..................     155,204      161,822      125,059      144,437
  Collateralized mortgage obligations.........     235,437      221,952      155,149       41,051
Obligations of states and political
  subdivisions................................     292,341      196,396      515,770       60,436
Commercial paper and other debt securities....       9,000      117,084       48,464       66,836
Money market mutual funds.....................     132,821       27,103           --           --
Bankers' acceptances..........................          --           --           --       16,140
Warrant securities............................      54,250       68,358          670          897
Venture capital fund investments..............      12,597       52,561        5,359        2,368
Other private equity investments..............       4,428        4,428          569          168
Federal Reserve Bank stock and tax credit
  funds.......................................      14,590       12,336        7,397        1,481
                                                ----------   ----------   ----------   ----------
Total.........................................  $1,910,499   $1,747,408   $1,397,502   $1,013,904
                                                ==========   ==========   ==========   ==========

    Investment securities totaled $1.9 billion at March 31, 2000, an increase of $163.1 million, or 9.3%, from the December 31, 1999 balance of $1.7 billion. This increase resulted from excess funds that were generated by strong growth in our deposits outpacing the growth in loans during the first three months of 2000, and primarily consisted of U.S. agency securities, collateralized mortgage obligations and municipal securities. Investment securities totaled
$1.7 billion at December 31, 1999, an increase of $349.9 million, or 25.0%, over the December 31, 1998 balance of $1.4 billion. This increase resulted from excess funds that were generated by strong growth in our deposits outpacing the growth in loans during 1999, and primarily consisted of U.S. agency securities, mortgage-backed securities, collateralized mortgage obligations, and commercial paper. The decrease in U.S. Treasury securities and obligations of states and political subdivisions was primarily due to maturities. The overall growth in the investment portfolio reflected our actions to increase as well as to further diversify our investment portfolio in response to a continued significant increase in liquidity.

    The increase in market interest rates during the first three months of 2000 resulted in a pre-tax unrealized loss on our available-for-sale fixed income securities investment portfolio of $48.8 million as of March 31, 2000. This unrealized loss was offset by a pre-tax unrealized gain of $54.1 million associated with our warrant securities. Because of the level of liquidity we maintain, we do not anticipate having to sell fixed income investment securities and incurring material losses on sales in future periods for liquidity purposes.

    Investment securities totaled $1.4 billion at December 31, 1998. This represented a $383.6 million, or 37.8%, increase over the December 31, 1997 balance of $1.0 billion. This increase resulted from excess funds that were generated by strong growth in our deposits outpacing the growth in loans during 1998, and primarily consisted of U.S. agency securities, collateralized mortgage obligations and municipal securities. The significant increase in municipal securities was composed of both taxable and non-taxable municipal obligations, and was largely attributable to our obtaining slightly higher yields on these investments as compared to U.S. agency discount notes and bonds and other short-term securities. The decreases in U.S. Treasury securities, mortgage-backed securities and commercial paper was primarily due to sales and maturities. The overall growth in the investment portfolio reflected management's actions to increase as well as to further diversify our portfolio of short-term investments in response to a continued significant increase in liquidity.

    At March 31, 2000, we held no investment securities that were issued by a single party, excluding securities issued by the U.S. Government or by U.S. Government agencies and corporations, and that exceeded 10.0% of our stockholders' equity.

    Based on May 31, 2000 market valuations, we had potential pre-tax warrant gains totaling $23.3 million related to 46 companies. We are restricted from exercising many of these warrants until the second, third and fourth quarters of 2000. As of May 31, 2000, we held 1,035 warrants in 830 companies, and had made investments in 172 venture capital funds and direct equity investments in 37 companies. We obtained 368 warrants in 1999 compared to 258 in 1998 and 157 in 1997. Many of these companies are non-public. Thus, for those companies for which a readily determinable market value cannot be obtained, we value these equity instruments at cost less any identified impairment. Additionally, we are typically precluded from using any type of derivative instrument to secure the current unrealized gains associated with many of these equity instruments. Hence, the amount of income we realize from these equity instruments in future periods may vary materially from the current unrealized amount due to fluctuations in the market prices of the underlying common stock of these companies. Furthermore, we may reinvest some or all of the income realized from the disposition of these equity instruments in pursuing our business strategies. For further discussion, see "Risk Factors--Any existing unrealized warrant, venture capital fund and direct equity investment portfolio gains may never be realized."

LOANS

    The composition of our loan portfolio, net of unearned income, as of March 31, 2000 and each of the past five years is as follows:

                                                                       AS OF DECEMBER 31,
                                      AS OF        ----------------------------------------------------------
                                  MARCH 31, 2000      1999         1998         1997        1996       1995
                                  --------------   ----------   ----------   ----------   --------   --------
                                                            (DOLLARS IN THOUSANDS)
Commercial......................    $1,434,272     $1,414,728   $1,429,980   $1,051,218   $755,699   $622,488
Real estate construction........        72,170         76,209       74,023       53,583     27,540     17,194
Real estate term................        55,916         67,738       60,841       33,395     44,475     56,845
Consumer and other..............        69,084         64,330       47,077       36,449     35,778     41,878
                                    ----------     ----------   ----------   ----------   --------   --------
Total loans.....................    $1,631,442     $1,623,005   $1,611,921   $1,174,645   $863,492   $738,405
                                    ==========     ==========   ==========   ==========   ========   ========

    Total loans, net of unearned income, at March 31, 2000, were $1.6 billion, the balance at December 31, 1999 and December 31, 1998. While we continue to generate new loans in most of our technology and life sciences and special industry niche practices, as well as in specialized lending products, many of our clients, primarily in the technology and life sciences niche, have received significant cash inflows from the capital markets and venture capital community. Consequently, we have experienced higher than normal loan paydowns and payoffs, which has caused total loans to remain relatively unchanged between March 31, 2000 and December 31, 1998.

    The following table sets forth the remaining contractual maturity distribution of our loans, reported on a gross basis, at March 31, 2000 for fixed and variable rate loans:

                                                                     MARCH 31, 2000
                                                 ------------------------------------------------------
                                                               AFTER ONE YEAR
                                                 ONE YEAR OR    AND THROUGH     AFTER FIVE
                                                    LESS         FIVE YEARS       YEARS        TOTAL
                                                 -----------   --------------   ----------   ----------
                                                                 (DOLLARS IN THOUSANDS)
Fixed rate loans:
  Commercial...................................    $ 21,222       $223,711        $90,149    $  335,082
  Real estate construction.....................         390          3,501             --         3,891
  Real estate term.............................          --         12,294          2,000        14,294
  Consumer and other...........................         257          3,820             32         4,109
                                                   --------       --------        -------    ----------
  Total fixed rate loans.......................    $ 21,869       $243,326        $92,181    $  357,376
                                                   ========       ========        =======    ==========
Variable rate loans:
  Commercial...................................    $695,740       $353,314        $65,905    $1,114,959
  Real estate construction.....................      52,165          2,560         14,012        68,737
  Real estate term.............................       7,721         24,858          3,112        35,691
  Consumer and other...........................      45,072          6,874         13,083        65,029
                                                   --------       --------        -------    ----------
  Total variable rate loans....................    $800,698       $387,606        $96,112    $1,284,416
                                                   ========       ========        =======    ==========

    Upon maturity, loans satisfying our credit quality standards may be eligible for renewal. Such renewals are subject to the normal underwriting and credit administration practices associated with new loans. We do not grant loans with unconditional extension terms.

CREDIT QUALITY AND THE ALLOWANCE FOR LOAN LOSSES

    Credit risk is defined as the possibility of sustaining a loss because other parties to the financial instrument fail to perform in accordance with the terms of the contract. While we follow underwriting and credit monitoring procedures which we believe are appropriate in growing and managing the loan portfolio, in the event of nonperformance by these other parties, our potential exposure to credit losses could significantly affect our consolidated financial position and earnings.

    Lending money involves an inherent risk of nonpayment. Through the administration of loan policies and monitoring of the loan portfolio, our management seeks to reduce this risk. The allowance for loan losses is an estimate to provide a financial buffer for losses, both identified and unidentified, in the loan portfolio.

    We regularly review and monitor the loan portfolio to determine the risk profile of each credit, and to identify credits whose risk profiles have changed. This review includes, but is not limited to, such factors as payment status, the financial condition of the borrower, borrower compliance with loan covenants, underlying collateral values, potential loan concentrations, and general economic conditions. We identify potential problem credits and, based upon known information, we develop action plans.

    We have established an evaluation process designed to determine the adequacy of the allowance for loan losses. This process attempts to assess the risk of losses inherent in the loan portfolio by segregating the allowance for loan losses into three components: "specific," "loss migration," and "general." The specific component is established by allocating a portion of the allowance for loan losses to individual classified credits on the basis of specific circumstances and assessments. The loss migration component is calculated as a function of the historical loss migration experience of the internal loan credit risk rating categories. The general component, composed of allocated and unallocated portions that supplements the first two components, includes: our management's judgment of the effect of current and forecasted economic conditions on the borrowers' abilities to repay, an evaluation of the allowance for loan losses in relation to the size of the overall loan portfolio, an evaluation of the composition of, and growth trends within, the loan portfolio, consideration of the relationship of the allowance for loan losses to nonperforming loans, net charge-off trends, and other factors. While this evaluation process uses historical and other objective information, the classification of loans and the establishment of the allowance for loan losses, relies, to a great extent, on the judgment and experience of our management.

    An analysis of the allowance for loan losses for the three months ended March 31, 2000 and for the past five years is as follows:

                                              MARCH 31,                            DECEMBER 31,
                                         -------------------   ----------------------------------------------------
                                           2000       1999       1999       1998       1997       1996       1995
                                         --------   --------   --------   --------   --------   --------   --------
                                                                   (DOLLARS IN THOUSANDS)
Balance at beginning of period.........  $71,800    $46,000    $46,000    $ 37,700   $32,700    $29,700    $20,000
Charge-offs:
  Commercial...........................  (16,253)    (8,053)   (34,312)    (31,123)   (9,236)    (9,056)    (4,248)
  Real estate..........................       --         --         --          --        --       (634)      (653)
  Consumer and other...................       --        (24)      (196)         --        --        (38)       (57)
                                         -------    -------    -------    --------   -------    -------    -------
Total charge-offs......................  (16,253)    (8,077)   (34,508)    (31,123)   (9,236)    (9,728)    (4,958)
                                         -------    -------    -------    --------   -------    -------    -------
Recoveries:
  Commercial...........................    4,772      1,505      7,849       1,897     3,170      2,050      3,106
  Real estate..........................       --        204         34         366       986        217      2,815
  Consumer and other...................        9         --         18           1        13         35         --
                                         -------    -------    -------    --------   -------    -------    -------
Total recoveries.......................    4,781      1,709      7,901       2,264     4,169      2,302      5,921
                                         -------    -------    -------    --------   -------    -------    -------
Net (charge-offs) recoveries...........  (11,472)    (6,368)   (26,607)    (28,859)   (5,067)    (7,426)       963
Provision for loan losses..............   12,572      7,968     52,407      37,159    10,067     10,426      8,737
                                         -------    -------    -------    --------   -------    -------    -------
Balance at end of period...............  $72,900    $47,600    $71,800    $ 46,000   $37,700    $32,700    $29,700
                                         =======    =======    =======    ========   =======    =======    =======
Net charge-offs (recoveries) to average
  total loans(1).......................      2.9%       1.6%       1.7%        2.2%      0.5%       1.0%      (0.1)%
                                         =======    =======    =======    ========   =======    =======    =======

--------------------------

(1) Annualized for the three-months ended March 31, 2000 and 1999.

    Average impaired loans for 1999 and 1998 totaled $37.8 million and $26.2 million, respectively. If these loans had not been impaired, we would have realized $1.4 million and $2.5 million in interest income for the years ended December 31, 1999 and 1998, respectively. We realized no interest income on such impaired loans during 1999 or 1998.

    The following table displays the allocation of the allowance for loan losses among specific classes of loans:

                                                                        DECEMBER 31,
                         -----------------------------------------------------------------------------------------------------------
                                1999                  1998                  1997                  1996                  1995
                         -------------------   -------------------   -------------------   -------------------   -------------------
                                    PERCENT               PERCENT               PERCENT               PERCENT               PERCENT
                                    OF TOTAL              OF TOTAL              OF TOTAL              OF TOTAL              OF TOTAL
                          AMOUNT     LOANS      AMOUNT     LOANS      AMOUNT     LOANS      AMOUNT     LOANS      AMOUNT     LOANS
                         --------   --------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                   (DOLLARS IN THOUSANDS)
Commercial.............  $49,985      95.5%    $28,417      95.8%    $30,394      89.5%    $18,716      87.5%    $16,176      84.3%
Real estate term.......      795       1.5         438       1.4         426       2.8         873       5.2         707       7.7
Real estate
  construction.........      792       1.5         374       1.3         274       4.6         140       3.2          87       2.4
Consumer and other.....      757       1.5         434       1.5         386       3.1         615       4.1         339       5.6
Unallocated............   19,471       N/A      16,337       N/A       6,220       N/A      12,356       N/A      12,391       N/A
                         -------     -----     -------     -----     -------     -----     -------     -----     -------     -----
Total..................  $71,800     100.0%    $46,000     100.0%    $37,700     100.0%    $32,700     100.0%    $29,700     100.0%
                         =======     =====     =======     =====     =======     =====     =======     =====     =======     =====

    The allowance for loan losses totaled $72.9 million at March 31, 2000, an increase of $1.1 million, or 1.5%, compared to the $71.8 million balance at December 31, 1999. This increase was due to $12.6 million in additional provisions to the allowance for loan losses, partially offset by $11.5 million of net charge-offs for the three months ended March 31, 2000.

    We incurred $16.3 million in gross charge-offs during the three months ended March 31, 2000. The charge-offs included two commercial credits totaling
$12.0 million in our health care services niche. Of the total first quarter gross charge-offs, $7.5 million were classified as nonperforming loans at the end of 1999.

    We believe our allowance for loan losses is adequate as of March 31, 2000. However, future changes in circumstances, economic conditions or other factors could cause us to increase or decrease the allowance for loan losses as deemed necessary. In addition, various regulatory agencies, as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to make adjustments to the allowance for loan losses based on their judgment of information available to them at the time of their examination. For a discussion of factors that influence our loan losses and loan charge-offs, see "Risk Factors--Because of the credit profile of our loan portfolio, our levels of nonperforming assets and charge-offs can be volatile, and we may need to make material provisions for loan losses in any period, which could cause reduced net income or net losses in that period."

    The allowance for loan losses totaled $71.8 million at December 31, 1999, an increase of $25.8 million, or 56.1%, compared to $46.0 million at December 31, 1998. This increase was due to $52.4 million in additional provisions to the allowance for loan losses, offset by net charge-offs of $26.6 million during 1999. The 1999 net charge-off amount was composed of $34.5 million in gross charge-offs and $7.9 million in gross recoveries. The 1999 gross charge-offs included a $7.4 million commercial credit in our financial services (non-technology) niche and a $5.7 million commercial credit in our computers and peripherals niche. Of the total 1999 gross charge-offs, $6.0 million were classified as nonperforming loans at the end of 1998.

    The unallocated component of the allowance for loan losses as of December 31, 1999 increased $3.1 million, or 19.2%, from the prior year end. This increase reflects our decision to further bolster the allowance for loan losses and maintain strong coverage ratios based on the economic uncertainty surrounding many of our markets in 1999 and the higher than normal gross charge-offs experienced throughout 1999.

    The 1998 gross charge-off total included $17.4 million and $7.2 million in charge-offs that were incurred during the third and fourth quarters of 1998, respectively. Gross charge-offs for the third quarter of 1998, the largest of which was $7.0 million, were primarily related to five commercial credits and were not concentrated in any particular niche or industry. Of the total 1998 third quarter gross charge-offs, $8.1 million were classified as nonperforming loans at the end of 1997.

    We incurred $7.2 million in gross charge-offs during the fourth quarter of 1998, primarily centered in our QuickStart and bridge portfolios. Gross charge-offs in the fourth quarter of 1998 included three bridge loans and four QuickStart loans totaling $2.5 million and $1.9 million, respectively. Our QuickStart product was based in large part on an analysis that indicates that almost all venture capital-backed clients that receive a first round of equity infusion from a venture capitalist will receive a second round. The analysis indicated that the second round typically occurred 18 months after the first round. Hence, proceeds from the second round could be used to pay off the 18 month term loan offered under the QuickStart product. However, the second round has been occurring much sooner than expected and the additional cash infusion has occasionally been depleted before 18 months. The likelihood of a third round occurring is not as great as a second round and thus this resulted in higher than anticipated charge-offs related to this product during the fourth quarter of 1998.

    Gross charge-offs for 1997 were $9.2 million, and included charge-offs totaling $6.5 million related to two commercial credits, one in our technology and life sciences niche and the other in one of our special industry niches. Gross recoveries of $4.2 million in 1997 included $1.1 million related to a commercial credit in one of our special industry niches that was partially charged off in 1996. Gross charge-offs for 1996 were $9.7 million, and primarily resulted from five credits, none of which were related to our technology and life sciences niche. Gross recoveries of $2.3 million in 1996 included
$0.9 million related to one commercial credit that was partially charged off in 1994. Net loan recoveries in 1995 of $1.0 million included $2.7 million in recoveries from a real estate client relationship that had been charged off in 1992 and $1.1 million in recoveries related to a commercial credit that was partially charged off in 1994.

    Nonperforming assets consist of loans that are past due 90 days or more which are still accruing interest, loans on nonaccrual status and OREO and other foreclosed assets. The table below sets forth certain data and ratios between nonperforming loans, nonperforming assets and the allowance for loan losses. During 1999, 1998 and 1997, our nonaccrual loans represented all impaired loans. We measure all loans placed on nonaccrual status for impairment based on the fair value of the underlying collateral on the net present value of the expected cash flows in accordance with SFAS No 114, "Accounting by Creditors for Impairment of a Loan."

                                              MARCH 31,                            DECEMBER 31,
                                         -------------------   ----------------------------------------------------
                                           2000       1999       1999       1998       1997       1996       1995
                                         --------   --------   --------   --------   --------   --------   --------
                                                                   (DOLLARS IN THOUSANDS)
Nonperforming assets:
  Loans past due 90 days or more and
    still accruing interest............  $    --    $   740    $   911    $   441    $ 1,016    $ 8,556    $   906
  Nonaccrual loans.....................   28,789     50,993     27,552     19,444     24,476     14,581     27,867
                                         -------    -------    -------    -------    -------    -------    -------
  Total nonperforming loans............   28,789     51,733     28,463     19,885     25,492     23,137     28,773
  OREO and other foreclosed assets.....       --      1,370         --      1,800      1,858      1,948      4,955
                                         -------    -------    -------    -------    -------    -------    -------
Total nonperforming assets.............  $28,789    $53,103    $28,463    $21,685    $27,350    $25,085    $33,728
                                         =======    =======    =======    =======    =======    =======    =======
Nonperforming loans as a percentage of
  total loans..........................      1.8%       3.2%       1.7%       1.2%       2.2%       2.7%       3.9%
Nonperforming assets as a percentage of
  total assets.........................      0.6%       1.4%       0.6%       0.6%       1.0%       1.3%       2.4%
Allowance for loan losses:.............  $72,900    $47,600    $71,800    $46,000    $37,700    $32,700    $29,700
  As a percentage of total loans.......      4.4%       2.9%       4.4%       2.8%       3.2%       3.8%       4.0%
  As a percentage of nonaccrual
    loans..............................    253.2%      93.4%     260.6%     236.6%     154.0%     224.3%     106.6%
  As a percentage of nonperforming
    loans..............................    253.2%      92.0%     252.3%     231.3%     147.9%     141.3%     103.2%

    Nonperforming loans totaled $28.8 million, or 1.8% of total loans, at March 31, 2000, an increase of $0.3 million, or 1.1%, compared to $28.5 million, or 1.7% of total loans, at December 31, 1999. Nonperforming loans at March 31, 2000 included two commercial credits totaling $13.8 million. The first credit, totaling $7.1 million, was in our health care services niche and was disclosed as having a higher than normal risk of becoming a nonperforming in our 1999 Annual Report on Form 10-K, which is incorporated by reference in this prospectus. The second credit, totaling $6.7 million, was in our financial services (non-technology) niche. This credit has been classified as nonperforming since March 31, 1999. Our management believes these credits are adequately secured with collateral and reserves, and that any future charge-offs associated with these loans will not have a material impact on our future net income.

    In addition to the loans disclosed in the foregoing analysis, we have identified two loans totaling $13.0 million, that, on the basis of information known to us, are judged to have a higher than normal risk of becoming nonperforming. We are not aware of any other loans where known information about possible problems of the borrower casts serious doubts about the ability of the borrower to comply with the loan repayment terms.

    Nonperforming loans totaled $28.5 million at December 31, 1999, an increase of $8.6 million, or 43.1%, from the $19.9 million total at December 31, 1998. Of the total nonperforming loans at year-end 1998, $6.0 million were charged off, $0.2 million were placed on performing status and $13.2 million were repaid during 1999. Additionally, $28.0 million in loans were placed on nonperforming status during 1999 and still classified as nonperforming loans at the end of 1999. Nonperforming loans at the end of the 1999 fourth quarter included one commercial credit totaling $7.4 million in our financial services (non-technology) niche, which has been partially charged off, as described above. This credit has been classified as nonperforming since March 31, 1999.

    Nonperforming loans totaled $19.9 million at December 31, 1998, a decrease of $5.6 million, or 22.0%, from the $25.5 million total at December 31, 1997. Of the total nonperforming loans at year-end 1997, $10.0 million were charged off, $7.4 million were placed on performing status and $4.8 million were repaid during 1998. An additional $16.6 million in loans were placed on nonperforming status during 1998 and still were classified as nonperforming loans at the end of 1998.

    Nonperforming loans at December 31, 1997 totaled $25.5 million, an increase of $2.4 million, or 10.2%, from the $23.1 million total at December 31, 1996, as a $9.9 million net increase in nonaccrual loans during 1997 was largely offset by the payoff during the first quarter of 1997 of one credit in excess of $8.0 million that was more than 90 days past due and still accruing interest, as of December 31, 1996. The increase in nonaccrual loans at December 31, 1997, from the prior year end, was primarily due to two commercial credits totaling approximately $14.1 million which were placed on nonaccrual status during the last half of 1997, one of which was returned to performing status in the first quarter of 1998 and the other was partially charged off in 1998, with the remaining balance still nonperforming. Nonperforming loans at December 31, 1996 included the aforementioned credit in excess of $8.0 million that was more than 90 days past due and still accruing interest, as of December 31, 1996. The Export- Import Bank of the U.S. provided Silicon Valley Bank with a guarantee of this credit facility, and Silicon Valley Bank received the guarantee payment related to this credit from the Export-Import Bank in the first quarter of 1997.

    We held no OREO or other foreclosed asset at March 31, 2000 and December 31, 1999. OREO or other foreclosed assets totaled a combined
$1.8 million at December 31, 1998. The OREO and other foreclosed assets balance at December 31, 1998 consisted of one OREO property and one other asset which was acquired through foreclosure, both of which were sold during 1999.

DEPOSITS

    Our deposits are largely obtained from companies within the technology and life sciences niche, and, to a lesser extent, from businesses within our special industry niches and from individuals served by our executive banking division. We do not obtain deposits from conventional retail sources and do not accept brokered deposits.

    The following table presents the composition of our deposits as of March 31, 2000 and the five years ended December 31, 1999:

                                                                          AS OF DECEMBER 31,
                                  AS OF MARCH 31,   --------------------------------------------------------------
                                       2000            1999         1998         1997         1996         1995
                                  ---------------   ----------   ----------   ----------   ----------   ----------
                                                               (DOLLARS IN THOUSANDS)
Noninterest-bearing demand......    $2,405,490      $1,928,100   $  921,790   $  788,442   $  599,257   $  451,318
NOW.............................        81,941          43,643       19,978       21,348        8,443       10,956
Regular money market............       467,711         363,920      350,110      351,921      326,661      288,619
Bonus money market..............     1,129,949       1,481,457    1,835,249    1,146,075      754,730      473,717
Time............................       430,760         292,285      142,626      124,621       85,213       65,450
                                    ----------      ----------   ----------   ----------   ----------   ----------
Total deposits..................    $4,515,851      $4,109,405   $3,269,753   $2,432,407   $1,774,304   $1,290,060
                                    ==========      ==========   ==========   ==========   ==========   ==========

    Total deposits were $4.5 billion at March 31, 2000, an increase of $406.4 million, or 9.9%, from the prior year-end total of $4.1 billion. A significant portion of the increase in deposits during the first three months of 2000 was concentrated in our noninterest-bearing demand deposits, which increased $477.4 million, or 24.8%, to a total of $2.4 billion at March 31, 2000. This increase was explained by high levels of client liquidity attributable to a strong inflow of investment capital into the venture capital community and the equity markets, and by growth during the first three months of 2000 in the number of clients we served.

    Total deposits were $4.1 billion at December 31, 1999, an increase of $839.7 million, or 25.7%, from the prior year-end total of $3.3 billion. A significant portion of the increase in deposits during 1999 was concentrated in our noninterest-bearing demand deposits, which increased $1.0 billion, or 109.2%, from the prior year end. This increase was explained by high levels of client liquidity attributable to a strong inflow of investment capital into the venture capital community and the equity markets, and by growth in the number of clients served by us during 1999.

    Client deposits in our bonus money market product totaled $1.5 billion at December 31, 1999, a $353.8 million, or 19.3%, decrease from the $1.8 billion prior year-end balance. Despite the high levels of client liquidity, our money market deposits at December 31, 1999 decreased $340.0 million from the prior year end. The decrease in money market deposits was the result of our lowering bonus money market deposit rates 163 basis points during 1999 and marketing higher-yielding off-balance sheet private label mutual fund products to clients. We took this action in order to lower total assets and thereby increase our Tier 1 leverage capital ratio. See "--Regulatory Matters" for further discussion.

    The aggregate amount of time deposit accounts individually exceeding $100,000 totaled $258.1 million and $122.8 million at December 31, 1999 and 1998, respectively. At December 31, 1999, all time deposit accounts exceeding $100,000 were scheduled to mature within one year. No material portion of our deposits has been obtained from a single depositor and the loss of any one depositor would not materially affect our business.

MARKET RISK MANAGEMENT

    Interest rate risk is the most significant market risk impacting us. Our monitoring activities related to managing interest rate risk include both interest rate sensitivity "gap" analysis and the use of a simulation model to measure the impact of market interest rate changes on the net present value of estimated cash flows from our assets, liabilities and off-balance sheet items, defined as our market value of portfolio equity. See our 1999 Annual Report on Form 10-K which is incorporated by reference in this prospectus for disclosure of the quantitative and qualitative information regarding the interest rate risk inherent in interest rate risk sensitive instruments as of December 31, 1999. There have been no changes in the assumptions we used in monitoring interest rate risk, and we are in compliance with all material interest rate risk policy guidelines as of March 31, 2000. Other types of market risk affecting us in the normal course of our business activities include foreign currency exchange risk and equity price risk. We do not consider the impact on us resulting from these other two types of market risks to be material. We do not maintain a portfolio of trading securities and do not intend to engage in such activity in the immediate future.

LIQUIDITY

    Another important objective of asset/liability management is to manage liquidity. The objective of liquidity management is to ensure that funds are available in a timely manner to meet loan demand and depositors' needs, and to service other liabilities as they come due, without causing an undue amount of cost or risk, and without causing a disruption to normal operating conditions.

    We regularly assess the amount and likelihood of projected funding requirements through a review of factors such as historical deposit volatility and funding patterns, present and forecasted market and economic conditions, individual client funding needs, and existing and planned business activities. Our asset/liability committee provides oversight to the liquidity management process and recommends policy guidelines, subject to approval of our board of directors, and courses of action to address our actual and projected liquidity needs.

    The ability to attract a stable, low-cost base of deposits is our primary source of liquidity. Other sources of liquidity available to us include short-term borrowings, which consist of federal funds purchased, security repurchase agreements and other short-term borrowing arrangements. We can also meet our liquidity requirements through the use of our portfolio of liquid assets. We define liquid assets to include cash and cash equivalents in excess of the minimum levels necessary to carry out normal business operations, federal funds sold, securities purchased under resale agreements, investment securities maturing within six months, investment securities eligible and available for pledging purposes with a maturity in excess of six months, and anticipated near term cash flows from investments.

    Our policy guidelines provide that liquid assets as a percentage of total deposits should not fall below 20.0%. At March 31, 2000, Silicon Valley Bank's ratio of liquid assets to total deposits was 57.5%. This ratio is well in excess of Silicon Valley Bank's minimum policy guidelines and is higher than the comparable ratio of 55.7% as of December 31, 1999. In addition to monitoring the level of liquid assets relative to total deposits, Silicon Valley Bank also utilizes other internal policy measures in its liquidity management activities. As of March 31, 2000 and as of December 31, 1999 and 1998, Silicon Valley Bank was in compliance with all of these policy measures.

CAPITAL RESOURCES

    Our management seeks to maintain adequate capital to support anticipated asset growth and credit risks, and to ensure that Silicon and Silicon Valley Bank are in compliance with all regulatory capital guidelines. Our primary sources of new capital include the issuance of common stock and trust preferred securities, as well as retained earnings.

    In December 1999 we issued 2.8 million shares of common stock at $21.00 per share. In January 2000, we issued an additional 0.4 million shares at $21.00 per share in relation to the exercise of an over-allotment option by the underwriters for that offering. Proceeds from the sale of these securities totaled $63.3 million, net of underwriting commissions and other offering expenses. In addition, in 1998 we issued $40.0 million face amount in cumulative trust preferred securities through a newly formed special-purpose trust, SVB Capital I. The securities had an offering price (liquidation amount) of $25 per security and distributions at a fixed rate of 8.25% are paid quarterly. The securities have a maximum maturity of 30 years and qualify as Tier 1 capital under the capital guidelines of the Federal Reserve Board. We received proceeds of $38.5 million related to the sale of these securities, net of underwriting commissions and other offering expenses. The trust preferred securities are presented as a separate line item in the consolidated balance sheet under the caption "Company obligated mandatorily redeemable trust preferred securities of subsidiary trust holding solely junior subordinated debentures."

    Stockholders' equity totaled $400.7 million at March 31, 2000, an increase of $31.8 million, or 8.6%, from the $368.9 million balance at December 31, 1999. This increase was primarily due to net income of $54.7 million for the three months ended March 31, 2000 and net proceeds from the issuance of common stock of $17.6 million, partially offset by a decrease in the after-tax net unrealized gain on available-for-sale investments of $38.6 million. See "--Investment Securities" for additional discussion on the net unrealized loss on available-for-sale investments as of March 31, 2000.

    Stockholders' equity was $368.9 million at December 31, 1999, an increase of $153.0 million, or 70.9%, from the $215.9 million balance at December 31, 1998. This increase was primarily due to 1999 net income of $52.2 million, net proceeds from the common stock issuance of $55.1 million and an increase in after-tax net unrealized gains on available-for-sale securities of $39.6 million. We have not paid a cash dividend on our common stock since 1992, and did not have any material commitments for capital expenditures as of March 31, 2000.

    In March 2000 our board of directors approved a two-for-one stock split, in the form of a stock dividend on our common stock. Holders of our common stock as of the record date, April 21, 2000, received one additional share of our common stock for each share of common stock held as of the record date. The settlement date for this stock dividend was May 15, 2000.

    Both Silicon and Silicon Valley Bank are subject to capital adequacy guidelines of the Federal Reserve Board. Under these capital guidelines, the minimum total risk-based capital ratio and Tier 1 risk-based capital ratio requirements are 10.0% and 6.0%, respectively, of risk-weighted assets and certain off-balance sheet items for a well capitalized depository institution.

    The Federal Reserve Board has also established minimum capital leverage ratio guidelines for state member banks. The ratio is determined using Tier 1 capital divided by quarterly average total assets. The guidelines require a minimum of 5.0% for a well capitalized depository institution.

    Both Silicon's and Silicon Valley Bank's capital ratios were in excess of regulatory guidelines for a well capitalized depository institution as of March 31, 2000 and December 31, 1999, 1998, and 1997.

    Capital ratios for Silicon are set forth below:

                                                                      DECEMBER 31,
                                                 MARCH 31,   ------------------------------
                                                   2000        1999       1998       1997
                                                 ---------   --------   --------   --------
Total risk-based capital ratio.................    16.2%       15.5%      11.5%      11.5%
Tier 1 risk-based capital ratio................    14.9%       14.3%      10.3%      10.2%
Tier 1 leverage ratio..........................     9.0%        8.8%       7.6%       7.1%

    Capital ratios for Silicon Valley Bank are set forth below:

                                                                      DECEMBER 31,
                                                 MARCH 31,   ------------------------------
                                                   2000        1999       1998       1997
                                                 ---------   --------   --------   --------
Total risk-based capital ratio.................    14.4%       14.0%      10.2%      10.8%
Tier 1 risk-based capital ratio................    13.1%       12.7%       9.0%       9.6%
Tier 1 leverage ratio..........................     7.9%        7.9%       6.6%       6.6%

    The increase in our total risk-based capital ratio and Tier 1 risk-based capital ratio from December 31, 1999, to March 31, 2000, was primarily attributable to an increase in Tier 1 capital. This increase was due to both the issuance of common stock in January 2000 related to the exercise of an over-allotment option with respect to the issuance of common stock in December 1999, which generated net proceeds of $17.6 million, and internally generated capital, primarily net income of $54.7 million. The Tier 1 leverage ratio remained fairly consistent between December 31, 1999 and March 31, 2000 as an increase in quarterly average total assets offset the increase in Tier 1 capital. Quarterly average total assets increased due to strong growth in deposits during the 2000 first quarter.

    In an informal arrangement with Silicon Valley Bank's primary banking regulators, pursuant to a memorandum of understanding entered into in late September 1999 and terminated in June 2000, Silicon Valley Bank agreed to maintain a Tier 1 leverage ratio of at least 7.25%. Although the memorandum of understanding has been terminated, our internal policy guidelines require Silicon Valley Bank to maintain a Tier 1 leverage ratio at this level.

    The increase in the total risk-based capital ratio and the Tier 1 risk-based capital ratio at the end of 1999 from the prior year end was primarily attributable to an increase in Tier 1 capital. This increase was due to both the issuance of common stock during 1999, which generated net proceeds of $55.1 million, and internally generated capital, primarily net income of $52.2 million. The Tier 1 leverage ratio also improved as of December 31, 1999 when compared to December 31, 1998, although not as significantly as the risk-based capital ratios, due to an increase in quarterly average total assets partially offsetting the increase in Tier 1 capital. Quarterly average total assets increased due to the strong growth in deposits during 1999.

    Our total risk-based capital ratio at the end of 1998 was unchanged from the prior year end and the Tier 1 risk-based capital ratio was slightly higher than the prior year end, as growth in Tier 1 capital was offset by an increase in total assets. This increase in total assets was largely in lower risk-weighted categories and resulted from our strong deposit growth exceeding our loan growth during 1998. Our Tier 1 leverage ratio increased to 7.6% at the end of 1998 from 7.1% at December 31, 1997. This increase, together with the maintenance of our other regulatory ratios were partially achieved through the issuance of $40.0 million face amount in cumulative trust preferred securities during 1998 through SVB Capital I.

REGULATORY MATTERS

MEMORANDUM OF UNDERSTANDING

    In late September 1999, Silicon Valley Bank entered into an informal arrangement pursuant to a memorandum of understanding with the Federal Reserve Bank of San Francisco and the California Department of Financial Institutions, Silicon Valley Bank's primary banking regulators. The memorandum of understanding and its associated restrictions were terminated in June 2000. Under the memorandum of understanding, Silicon Valley Bank had committed to maintain a Tier 1 leverage ratio of at least 7.25%; obtain the regulators' consent prior to payment of dividends; further enhance our credit monitoring and review policies and submit reports to the regulators regarding credit quality. The Federal Reserve Bank of San Francisco had also directed Silicon to obtain its approval before incurring debt, paying dividends, repurchasing capital stock or entering into agreements to acquire any entities or portfolios. These restrictions were also terminated in June 2000.

    All of our capital ratios are in excess of regulatory guidelines for a well capitalized depository institution. During the first nine months of 1999, Silicon Valley Bank's Tier 1 leverage ratio had declined from the level at December 31, 1998, largely as a result of the rapid growth in deposits experienced by Silicon Valley Bank during the first half of 1999. Silicon Valley Bank's deposit growth in the first half of 1999 was driven by high levels of client liquidity attributable to a strong inflow of investment capital into the venture capital and emerging growth capital communities, and by growth in the number of clients served by Silicon Valley Bank. In order to slow the growth in deposits due to the Tier 1 leverage ratio capital constraints, Silicon Valley Bank implemented a program during the third quarter of 1999 to market off-balance sheet products, such as mutual fund products, to clients. This allowed Silicon Valley Bank to continue serving its clients' needs while restraining balance sheet growth driven by deposits. Silicon also contributed $41.6 million of the proceeds of the common stock offering in December 1999 to the capital of Silicon Valley Bank.

FINANCIAL MODERNIZATION ACT

    On November 12, 1999, the President signed into law the Gramm-Leach-Bliley Act, or GLB Act, which significantly changed the regulatory structure and oversight of the financial services industry. The GLB Act revises the Bank Holding Company Act of 1956 and repeals the affiliation provisions of the Glass-Steagall Act of 1933, permitting a qualifying holding company, called a financial holding company, to engage in a full range of financial activities, including banking, insurance, and securities activities, as well as merchant banking and additional activities that are "financial in nature" or "incidental" to such financial activities. The GLB Act thus provides expanded financial affiliation opportunities for existing bank holding companies and permits various non-bank financial services providers to acquire banks by allowing bank holding companies to engage in activities such as securities underwriting, and underwriting and brokering of insurance products. The GLB Act also expands passive investments by financial holding companies in any type of company, financial or nonfinancial, through merchant banking and insurance company investments. In order for a bank holding company to qualify as a financial holding company, its subsidiary depository institutions must be "well-capitalized" and "well-managed" and have at least a "satisfactory" Community Reinvestment Act rating.

    The GLB Act also reforms the regulatory framework of the financial services industry. Under the GLB Act, financial holding companies are subject to primary supervision by the Federal Reserve Board while current federal and state regulators of financial holding company regulated subsidiaries such as insurers, broker-dealers, investment companies and banks generally retain their jurisdiction and authority. In order to implement its underlying purposes, the GLB Act preempts state laws restricting the establishment of financial affiliations authorized or permitted under the GLB Act, subject to specified exceptions for state insurance regulators. With regard to securities laws, the GLB Act removes the current blanket exemption for banks from the broker-dealer registration requirements under the Securities Exchange Act of 1934, amends the Investment Company Act of 1940 with respect to bank common trust fund and mutual fund activities, and amends the Investment Advisers Act of 1940 to require registration of banks that act as investment advisers for mutual funds. The GLB Act also includes provisions concerning subsidiaries of national banks, permitting a national bank to engage in most financial activities through a financial subsidiary, provided that the bank and its depository institution affiliates are "well capitalized" and "well managed" and meet certain other qualification requirements relating to total assets, subordinated debt, capital, risk management, and affiliate transactions. With respect to subsidiaries of state banks, new activities as "principal" would be limited to those permissible for a national bank financial subsidiary. The GLB Act requires a state bank with a financial subsidiary permitted under the GLB Act as well as its depository institution affiliates to be "well capitalized," and also subjects the bank to the same capital, risk management and affiliate transaction rules as applicable to national banks. The provisions of the GLB Act relating to financial holding companies became effective on March 12, 2000, excluding the federal preemption provisions, which became effective on the date of enactment.

    Silicon is currently evaluating the benefits of electing financial holding company status at some point in the future.

                                   MANAGEMENT

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

    The following table provides information about our directors and executive officers, their ages (at March 17, 2000, the date of our proxy statement), and their positions and offices with us.

NAME                                          AGE                       POSITION
----                                        --------   ------------------------------------------
Daniel J. Kelleher........................     57      Chairman of the Board

John C. Dean..............................     52      President, Chief Executive Officer and
                                                       Director; Chairman of the Board of Silicon
                                                       Valley Bank

Gary K. Barr..............................     55      Director

James F. Burns, Jr........................     62      Director

David M. deWilde..........................     59      Director

Stephen E. Jackson........................     54      Director

James R. Porter...........................     64      Director

Kenneth P. Wilcox.........................     51      Executive Vice President and Director;
                                                       President and Chief Executive Officer of
                                                       Silicon Valley Bank

L. Blake Baldwin..........................     48      Executive Vice President of Silicon Valley
                                                       Bank

David A. Jones............................     42      Executive Vice President and Chief Credit
                                                       Officer of Silicon Valley Bank

Barbara B. Kamm...........................     48      Executive Vice President of Silicon and
                                                       Silicon Valley Bank

Harry W. Kellogg, Jr......................     56      Executive Vice President; Executive Vice
                                                       President and Vice Chairman of the Board
                                                       of Silicon Valley Bank

Christopher T. Lutes......................     32      Executive Vice President and Chief
                                                       Financial Officer of Silicon and Silicon
                                                       Valley Bank

A. Catherine Ngo..........................     39      Executive Vice President, General Counsel
                                                       and Secretary of Silicon and Silicon
                                                       Valley Bank

Marc J. Verissimo.........................     44      Executive Vice President of Silicon Valley
                                                       Bank

    DANIEL J. KELLEHER.  Mr. Kelleher is a private investor.

    JOHN C. DEAN. Mr. Dean has been President and Chief Executive Officer of Silicon since April 1993. He was appointed Chairman of the Board of Silicon Valley Bank in May 1999. From April 1993 to May 1999, he served as President of Silicon Valley Bank. From April 1993 to January 2000, he served as Chief Executive Officer of Silicon Valley Bank. He also has been an Advisory Member of the Board of Directors of American Central Gas Companies, Inc., Tulsa, Oklahoma, since August 1994, eGroupTravel.com, San Luis Obispo, California since
January 2000, Institutional Venture Partners, Menlo Park, California since January 2000, and grassroots.com, San Bruno, California since December 1999. He has also been a member of the Board of Directors of garage.com-TM-, Palo Alto, California since December 1997, startups.com, Palo Alto, California since January 1999, and United Overseas Bank, Singapore since February 2000. Prior to joining Silicon and Silicon Valley Bank in April 1993, Mr. Dean served as President and Chief Executive Officer of Pacific First Bank, a $6.5 billion federal savings bank, headquartered in Seattle, Washington, from

December 1991 until April 1993. From 1990 to 1991, Mr. Dean served as Chairman and Chief Executive Officer of First Interstate Bank of Washington, and from 1986 to 1990, Chairman and Chief Executive Officer of First Interstate Bank of Oklahoma.

    GARY K. BARR. Mr. Barr has been President and Chief Executive Officer of Pacific Coast Capital (a real estate investment and management company), Carbondale, Colorado, since August 1992. He also has served as Chief Executive Officer of Sports Participant Network (an internet services company) since February 1999.

    JAMES F. BURNS, JR. Mr. Burns has been a Trustee of CBR Liquidating Trust since October 1996, and was Executive Vice President and Chief Financial Officer of CBR Information Group (a credit and mortgage reporting company), Houston, Texas, from September 1993 to October 1996. He was Executive Vice President and Chief Financial Officer of Integratec, Inc. (a company providing credit origination, servicing and collection services, and the parent company of CBR Information Group prior to the spin-off of CBR in 1993) from 1988 to 1993.
Mr. Burns was founder and has been a member of the Board of Directors of Bank First (a New Mexico chartered state bank), Albuquerque, New Mexico, since November 1997.

    DAVID M. DEWILDE. Mr. deWilde has been Managing Partner of L.A.I. (an executive search firm) since January 1998. He was Founder and Chief Executive Officer of Chartwell Partners International, Inc. (an executive search firm) from 1989 to January 1998. Mr. deWilde has been a Director of Berkshire Realty Company, Inc. (a real estate investment trust), Boston, Massachusetts, since 1993.

    STEPHEN E. JACKSON. Mr. Jackson has been President and Chief Executive Officer of American Central Gas Companies, Inc. (a gas pipeline company), Tulsa, Oklahoma since April 1996. Mr. Jackson was the founder and has served as President and Chief Executive Officer of American Land Development Company (a developer of residential homesites), Tulsa, Oklahoma, since 1988. He was the co-founder and has served as Chairman of the Board of Bristol Resources Corporation (an oil and gas exploration and production company) since 1985.

    JAMES R. PORTER. Mr. Porter has been a member of the Board of Directors of CCI/Triad (a computer services company) Austin, Texas, since February 1997. He served as Chairman of CCI/Triad from February 1997 to May 1999. He was President, Chief Executive Officer and Director of Triad Systems Corporation (a computer software company), Livermore, California, from September 1985 to February 1997. Mr. Porter has been a member of the Board of Directors of Firstwave Technologies (a sales automation company), Atlanta, Georgia, since April 1993, and a member of the Board of Directors of Cellular Technical Services (a cellular device company), Seattle, Washington, since July 1997.

    KENNETH P. WILCOX. Mr. Wilcox joined Silicon Valley Bank in April 1990 as Regional Vice President of Silicon Valley Bank's East Coast Technology Group. Prior to becoming Executive Vice President and Manager of the East Coast Technology Group in November 1995, Mr. Wilcox held increasingly responsible positions with Silicon Valley Bank (having served as Manager of the East Coast Technology Group since June 1993). Mr. Wilcox was appointed Chief Banking Officer in December 1997 and was named President and Chief Operating Officer of Silicon Valley Bank in May 1999, and was appointed Chief Executive Officer of Silicon Valley Bank in January 2000.

    L. BLAKE BALDWIN. Mr. Baldwin joined Silicon Valley Bank in July 1988 as Vice President of Silicon Valley Bank's Real Estate Division. Mr. Baldwin was promoted to Senior Vice President and Division Manager of the Real Estate Group in December 1992. In March 1996, Mr. Baldwin was appointed Executive Vice President and Manager of Silicon Valley Bank's Special Industries Group. In

September 1998, Mr. Baldwin was appointed Manager of the Human Resources Group and in November 1998 was appointed Manager of the Client and Corporate Resources Group.

    DAVID A. JONES. Mr. Jones joined Silicon Valley Bank in August 1997 as Executive Vice President and Chief Credit Officer. Prior to joining Silicon Valley Bank, Mr. Jones served as Senior Vice President of Wells Fargo Bank in Portland, Oregon, from April 1996 to August 1997. From January 1982 to
April 1996, Mr. Jones was a Senior Vice President with First Interstate Bank in Oklahoma, Texas and Oregon.

    BARBARA B. KAMM. Ms. Kamm joined Silicon Valley Bank in 1991 as Vice President and Senior Loan Officer of Silicon Valley Bank's Southern California Group. Ms. Kamm served as Senior Vice President and Manager of Silicon Valley Bank's Southern California Group from August 1995 to September 1996 (having been promoted to Executive Vice President in November 1995). Ms. Kamm served as Chief Administrative Officer from September 1996 to November 1998 and Manager of Silicon Valey Bank's Products and Services Group from November 1998 to January 2000. She was appointed Manager of the Angels and Incubators Group in January 2000.

    HARRY W. KELLOGG, JR.  Mr. Kellogg joined Silicon Valley Bank in
October 1986 as Senior Vice President of Silicon Valley Bank's Technology Division. Mr. Kellogg served as Executive Vice President and Chief Marketing Officer from September 1993 to April 1994 (when he left Silicon Valley Bank for ten months, during which time, he served as Executive Vice President for the Emerging Growth Industries Division of Cupertino Bank). Mr. Kellogg returned to Silicon Valley Bank in February 1995 as Executive Vice President and Chief Marketing Officer. From December 1997 to November 1998, he served as the Manager of Silicon Valley Bank's Products and Services Group. Mr. Kellogg was appointed Manager of Silicon Valley Bank's Strategic Marketing Group in November 1998, and as the Vice Chairman of the Board of Silicon Valley Bank in May 1999.

    CHRISTOPHER T. LUTES. Mr. Lutes joined Silicon Valley Bank's Treasury Department in November 1994 as a Senior Treasury Analyst. In June 1995, he was named Senior Vice President and Controller. Mr. Lutes was appointed Executive Vice President and Chief Financial Officer in May 1998. Prior to joining Silicon Valley Bank, Mr. Lutes served in various positions within the Finance Department of Household Credit Services, a banking services company, in Salinas, California from March 1993 to November 1994. Prior to that he served as an auditor with Coopers & Lybrand LLP in Phoenix, Arizona.

    A. CATHERINE NGO. Ms. Ngo joined Silicon Valley Bank in April 1993 as Vice President and was appointed Manager of the Legal Department in November 1993. Ms. Ngo held increasingly responsible positions with Silicon Valley Bank from November 1993 to February 1997, when she was appointed Executive Vice President and named Manager of the Legal and Loan Services Group. Prior to joining Silicon Valley Bank, Ms. Ngo served as a senior associate for Hopkins & Carley, a law corporation, from June 1989 to April 1993.

    MARC J. VERISSIMO. Mr. Verissimo joined Silicon Valley Bank in May 1993 as Team Leader in the Northern California Technology Division. Mr. Verissimo was promoted to Manager of the Silicon Valley Lending Division in September 1993. He was appointed Manager of Silicon Valley Bank's Corporate Finance Group in January 2000 Prior to joining Silicon Valley Bank, Mr. Verissimo served as Vice President in the High Technology Group of Bank of America.

                                  UNDERWRITING

    Merrill Lynch, Pierce, Fenner & Smith Incorporated, Dain Rauscher Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives of the underwriters listed below. Subject to the terms and conditions set forth in the purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

                                                                 NUMBER
UNDERWRITER                                                     OF SHARES
                                                              -------------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated.....................................      752,000
Dain Rauscher Incorporated..................................      564,000
Donaldson, Lufkin & Jenrette Securities Corporation.........      564,000
FleetBoston Robertson Stephens Inc..........................       20,000
Friedman, Billings, Ramsey & Co., Inc.......................       20,000
Hoefer & Arnett Incorporated................................       20,000
Jefferies & Company, Inc....................................       20,000
Keefe, Bruyette & Woods, Inc................................       20,000
Wedbush Morgan Securities...................................       20,000
                                                                ---------
           Total............................................    2,000,000
                                                                =========

    The underwriters have agreed to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated.

    We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

    The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

COMMISSIONS AND DISCOUNTS

    The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.44 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $.10 per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    The following table shows the public offering price, underwriting discount and proceeds before expenses to Silicon. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

                                                          PER SHARE   WITHOUT OPTION   WITH OPTION
                                                          ---------   --------------   -----------
Public offering price...................................  $42.1875       $84,375,000   $97,031,250
Underwriting discount...................................     $2.43        $4,860,000    $5,589,000
Proceeds, before expenses, to Silicon...................  $39.7575       $79,515,000   $91,442,250

    The expenses of the offering, not including the underwriting discount, are estimated at $400,000 and are payable by Silicon.

OVER-ALLOTMENT OPTION

    We have granted an option to the underwriters to purchase up to 300,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

NO SALES OF SIMILAR SECURITIES

    We and our executive officers and directors have agreed, with exceptions, not to sell or transfer any common stock prior to the 90th day after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly:

    -   offer, pledge, sell or contract to sell any common stock,

    -   sell any option or contract to purchase any common stock,

    -   purchase any option or contract to sell any common stock,

    -   grant any option, right or warrant for the sale of any common stock,

    -   lend or otherwise dispose of or transfer any common stock,

    - file, or request or demand that we file, a registration statement related to the common stock, or

    - enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

    This lockup provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

    As an exception to the lockup provision, some of our executive officers and directors will be permitted to sell, and currently intend to sell, up to a total of 157,000 shares of our common stock during the lockup period, including 50,000 shares that Daniel J. Kelleher, the Chairman of the Board of Silicon, and 30,000 shares that Marc J. Verissimo, an Executive Vice President of Silicon Valley Bank, currently intend to sell.

PRICE STABILIZATION AND SHORT POSITIONS

    Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

    If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

PASSIVE MARKET MAKING

    In connection with this offering, underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, that bid must then be lowered when specified purchase limits are exceeded.

QUOTATION ON THE NASDAQ NATIONAL MARKET

    The shares are quoted on the Nasdaq National Market under the symbol "SIVB."

OTHER RELATIONSHIPS

    Some of the underwriters and their affiliates have engaged, and may in the future engage, in investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered by this prospectus will be passed upon for us by our counsel, Gibson, Dunn & Crutcher LLP, San Francisco, California. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

    Our consolidated financial statements as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference in this prospectus, given upon the authority of said firm as experts in accounting and auditing.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

    We have filed with the Commission a registration statement on Form S-3 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information about us and the shares of common stock, we refer you to the registration statement and to the exhibits and schedules filed with it. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete. We refer you to those copies of contracts or other documents that have been filed as exhibits

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to the registration statement, and statements relating to such documents are qualified in all aspects by such reference. Anyone may inspect a copy of the registration statement without charge at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of all or any portion of the registration statement by writing to the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, and paying prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0300. In addition, the Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies such as Silicon that file electronically with the Commission.

    We are subject to the information requirements of the Exchange Act and therefore we file reports, proxy statements and other information with the Commission. You can inspect and copy the reports, proxy statements and other information that we file at the public reference facilities maintained by the Commission at the Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can also obtain copies of such material from the Commission's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also makes electronic filings publicly available on its Web site. Reports, proxy and information statements and other information about us may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

               INCORPORATION OF INFORMATION WE FILE WITH THE SEC

    The following documents, which we have filed with the SEC, are incorporated by reference in this prospectus:

    (1) our annual report on Form 10-K for the fiscal year ended December 31, 1999,

    (2) our report on Form 10-Q for the quarter ended March 31, 2000,

    (3) our Proxy Statement dated March 17, 2000, and

    (4) our current reports on Form 8-K dated June 16, 2000, July 24, 2000 and July 25, 2000.

    All documents that we file with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of the offering of the shares of common stock shall be deemed incorporated by reference in this prospectus and to be a part of this prospectus from the respective dates of filing such documents.

    We will provide without charge to each person to whom a copy of this prospectus is delivered, upon such person's written or oral request, a copy of any and all of the information incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this prospectus incorporates. Requests should be directed to Investor Relations Department, 3003 Tasman Drive, Santa Clara, California 85054, telephone number (408) 654-7400.

    Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced shall not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

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                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                ----------------

                              P R O S P E C T U S

                                ----------------

                              MERRILL LYNCH & CO.
                             DAIN RAUSCHER WESSELS
                          DONALDSON, LUFKIN & JENRETTE

                                 August 1, 2000

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